Appendix A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of November 28, 2006

by and among

NATIONAL HOME HEALTH CARE CORP.,

AG HOME HEALTH ACQUISITION CORP.

and

AG HOME HEALTH LLC

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

EXHIBITS

Exhibit A	Certificate of Merger
Exhibit B	Certificate of Incorporation of Surviving Corporation
Exhibit C	Bylaws of Surviving Corporation
Exhibit D	Directors of Surviving Corporation
Exhibit E	Officers of Surviving Corporation
Exhibit F	Form of Acknowledgement of Certain Optionholders
Exhibit G	Form of Contribution Agreement
Exhibit H	Lease
Exhibit I	Home Office Adjustments
Exhibit J	KPMG Calculation

INDEX OF DEFINED TERMS

Term	Location of Definition
1992 Plan	2.02(a)
Accreditation Agencies	3.31(g)
Acquisition Corp.	Introduction
Acquisition Corp. Common Stock	2.01(c)
Acquisition Corp. Disclosure Schedule	4.04(a)
Acquisition Corp. Material Adverse Effect	4.01
Acquisition Corp. Representatives	5.04
Acquisition Proposal	5.08(f)
affiliate	8.10(a)
Affiliated Stockholders	3.19
Agent	2.03(a)
Agreement	Introduction
Approved Acquisition	5.01(f)
Benefit Plans	3.13(b)
Business Day	8.10(b)
Certificate of Incorporation	8.10(c)
Certificate of Merger	1.02
Certificates	2.03(b)
Closing	1.07
Closing Date	1.07
CMS	3.31(k)
COBRA	3.13(a)
Code	2.03(h)
Common Share	Recitals
Company	Introduction
Company Board	Recitals
Company Break Up Fee	8.01(b)
Company Disclosure Documents	3.12(a)
Company Disclosure Schedule	3.01
Company Material Adverse Effect	3.01
Company Permits	3.16
Company Representatives	5.04
Confidentiality Agreement	5.04
Consolidating Financial Statements	3.07(c)
Contract	8.10(d)
Contribution Agreement	6.02(l)
Credit Agreement	3.09(e)
CT Consent Order	3.31(b)
Debt Commitment	5.12(a)
DGCL	Recitals
Dissenting Shares	2.05(a)
EBITDA of the Company	8.10(e)
EBITDA Period	8.10(f)

Term	Location of Definition

Effective Time	1.02
Employees	3.13(a)
Environmental Laws	3.18(e)
ERISA	3.13(b)
Exchange Act	2.02(b)
Expenses	8.01(a)
Financing	5.12(a)
Four Day Period	5.08(c)
Future SEC Reports	3.07(a)
GAAP	3.07(b)
Governmental Authority	3.06(b)
Healthcare Laws	3.31(l)
Healthcare Programs	3.31(b)
Healthcare Providers	3.31(d)
HIPAA privacy regulation	3.31(f)
Home Office Adjustments	8.10(e)
Houlihan Lokey	3.19
HSR Act	3.06(b)
Indebtedness	3.07(b)
Intellectual Property	3.15(b)
knowledge	8.10(g)
KPMG Calculation	8.10(e)
Law	3.06(a)
Leased Real Property	8.10(h)
Leases	8.10(i)
Liability	3.07(e)
Liabilities	3.07(e)
Lien	3.06(a)
managing employee	3.31(j)
Material Contracts	3.17(a)
Maximum Amount	5.17(b)
Merger	1.01
Merger Consideration	2.01(a)
Monthly Financial Statements	5.16
Nasdaq	3.06(b)
Option	2.02(a)
Option Consideration	2.02(b)
Order	6.01(b)
Owned Real Property	8.10(j)
Parent	Introduction
Payment Fund	2.03(a)
Pension Plans	3.13(b)
Permits	3.16
Permitted Liens	3.24(d)
Person	8.10(k)

Term	Location of Definition

Press Release	5.06
Principal Shareholders	Recitals
Proxy Statement	3.12(a)
SEC	2.02(f)
SEC Reports	3.07(a)
Securities Act	3.06(b)
Shareholder Approval	3.22
Shareholders Meeting	5.02(a)
Significant Customers	3.29
Special Committee	Recitals
Stock Plan	2.02(a)
Subsidiary	8.10(l)
Superior Proposal	5.08(g)
Survey	3.31(h)
Surviving Corporation	1.01
Surviving Corporation Common Stock	2.01(c)
Tax	3.14(i)
Tax Return	3.14(i)
Terminating Acquisition Corp. Breach	7.04(a)
Terminating Company Breach	7.03(a)
Termination Date	7.02(b)
Transactions	3.01
Voting Agreement	Recitals

LIST OF SCHEDULES

Schedule	Content
Options Schedule	Outstanding Options and optionholders

Schedule 3.01	Foreign qualification and good standing

Schedule 3.02	Violation of Charter and Bylaws

Schedule 3.03(a)	Optionholders and description of options

Schedule 3.05	Subsidiaries and investment in securities

Schedule 3.06(a)	Conflicts with Material Contracts

Schedule 3.06(b)	Approvals of Governmental Authorities

Schedule 3.07(b)	Exceptions of Financial Statement from SEC rules and GAAP / List of outstanding Indebtedness

Schedule 3.07(c)	Interim financial statements

Schedule 3.07(d)	Summary of disclosures and correspondences related to SEC matters

Schedule 3.07(e)	Liabilities

Schedule 3.08	Compliance with Laws

Schedule 3.09	Absence of changes

Schedule 3.10	Change of control obligations

Schedule 3.11	Litigation

Schedule 3.13(a)	Employee benefit agreements and arrangements

Schedule 3.13(b)	List of Benefit Plans

Schedule 3.13(c)	Qualification of Benefit Plans

Schedule 3.13(d)	Compliance of Benefit Plans

Schedule 3.13(e)	Claims related to Benefit Plans

Schedule 3.13(f)	Insurance regarding Benefit Plans

Schedule 3.13(g)	Severance and similar payments under Benefit Plans

Schedule 3.13(i)	Changes in Benefit Plans

Schedule 3.14(a)	Tax returns

Schedule	Content

Schedule 3.14(b)	Tax liabilities

Schedule 3.14(c)	Deductibility under Code Sections 280G and 162(m)

Schedule 3.14(e)	Tax groups and affiliations

Schedule 3.14(f)	Future tax liabilities

Schedule 3.14(h)	Transactions governed by Code Sections 355 and 361

Schedule 3.15(a)	List of Intellectual Property

Schedule 3.15(b)	Ownership of Intellectual Property

Schedule 3.15(c)	Loss of Intellectual Property

Schedule 3.15(d)	Enforcement and infringement of Intellectual Property

Schedule 3.15(e)	Computer hardware and software

Schedule 3.16	Termination of Company Permits

Schedule 3.17(a)	List of Material Contracts

Schedule 3.17(b)	Defaults under Material Contracts

Schedule 3.17(c)	Purchase or sale of businesses or assets

Schedule 3.18	Environmental matters

Schedule 3.23	Related party transactions

Schedule 3.24(a)	Condition of assets

Schedule 3.24(c)	Leased Real Property and Leases

Schedule 3.25	Labor matters

Schedule 3.25(c)	Notices under collective bargaining agreements

Schedule 3.26	List of insurance policies / termination of insurance / insurance claims / self-insurance

Schedule 3.27	Company Expenses

Schedule 3.29	Significant Customers and billed amounts

Schedule 3.31(b)	Claims regarding employees

Schedule 3.31(c)	Good standing of employees

Schedule 3.31(d)	List of healthcare provider permits

Schedule	Content

Schedule 3.31(e)	List of provider agreements and provider numbers

Schedule 3.31(f)	Change in coverage or reimbursement status, and claims related thereto

Schedule 3.31(g)	List of accreditations

Schedule 3.31(h)	Survey results

Schedule 3.31(i)	Compliance with Healthcare Laws and other Laws

Schedule 3.32	Capital or surplus maintenance requirements

Schedule 4.04(a)	Conflicts with Contracts

Schedule 4.06	Brokers

Schedule 5.01	Exceptions to interim operations covenant

Schedule 5.01(b)	Acceleration of vesting of options

Schedule 5.01(e)	Increase in compensation and bonuses / new Benefits Plans or amendments to Benefit Plans

Schedule 5.01(g)	Interim operations regarding selling or incurring Liens on assets

Schedule 5.01(i)	Interim operations regarding amendments to Contracts and waivers or

Schedule 5.01(j)	Interim operations regarding Capital Expenditures

Schedule 5.01(l)	Interim operations regarding collective bargaining agreements

Schedule 5.01(o)	Interim operations regarding tax matters

Schedule 5.13	Settlement and compromise of litigation

Schedule 5.17(b)	D&O indemnification agreements

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 28, 2006, is entered into by and among National Home Health Care Corp., a Delaware corporation (the “Company”), AG Home Health Acquisition Corp., a Delaware corporation (“Acquisition Corp.”), and AG Home Health LLC, a Delaware limited liability company (“Parent”).

RECITALS

        WHEREAS, a special committee consisting solely of disinterested directors (the “Special Committee”) of the board of directors of the Company (the “Company Board”) has recommended to the Company Board that it approve of the transactions contemplated by this Agreement;

        WHEREAS, the Company Board and the boards of directors of each of Parent and Acquisition Corp. have approved, and deem it advisable and in the best interests of their respective shareholders to consummate, the acquisition of the Company by Parent upon the terms and subject to the conditions set forth herein;

        WHEREAS, the Special Committee, the Company Board and the boards of directors of each of Parent and Acquisition Corp. have approved this Agreement and the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein;

        WHEREAS, the Special Committee and the Company Board have each determined that the consideration to be paid for each share of the Company’s common stock, par value $.001 per share (each a “Common Share”), in the Merger is fair to the holders of the Common Shares and the Company Board has resolved to recommend that the holders of the Common Shares approve this Agreement, the Merger and the other transactions contemplated hereby, in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, Parent, Acquisition Corp. and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger; and

        WHEREAS, as a condition and inducement to Parent and Acquisition Corp. entering into this Agreement and incurring the obligations set forth herein, Bernard Levine, M.D. and Frederick Fialkow (the “Principal Shareholders”) are simultaneously entering into an agreement (the “Voting Agreement”) with Parent and Acquisition Corp. pursuant to which the Principal Shareholders have agreed to take specified actions in furtherance of the Merger.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I.

THE MERGER

Section 1.01.	The Merger.

        At the Effective Time (as defined in Section 1.02), subject to the terms and conditions of this Agreement and in accordance with the provisions of the DGCL, Acquisition Corp. shall be merged with and into the Company (the “Merger”). Following the Merger, the separate corporate existence of Acquisition Corp. shall cease, and the Company shall continue as the surviving corporation of such Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware.

Section 1.02.	Effective Time.

        As soon as practicable following the Closing (as defined in Section 1.07), and provided that this Agreement has not been terminated or abandoned pursuant to Article 7 hereof, the Company and Acquisition Corp. will cause a certificate of merger substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”) to be duly executed, acknowledged and filed, in the manner required by the DGCL, with the Secretary of State of the State of Delaware, and the parties shall take such other and further actions as may be required by law to make the Merger effective. The date and time the Merger becomes effective in accordance with applicable law is referred to herein as the “Effective Time.”

Section 1.03.	Effects of the Merger.

        The Merger shall have the effects set forth herein, in the Certificate of Merger and in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition Corp. shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition Corp. shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.04.	Certificate of Incorporation and Bylaws of the Surviving Corporation.

        (a)        The Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended in its entirety as provided in Exhibit B attached hereto, and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until duly amended.

        (b)        The Bylaws of the Company as in effect immediately prior to the Effective Time shall be amended in its entirety as provided in Exhibit C attached hereto, and, as so amended, shall be the Bylaws of the Surviving Corporation until duly amended.

Section 1.05.	Directors of the Surviving Corporation.

        The directors of Acquisition Corp. immediately prior to the Effective Time, as set forth in Exhibit D attached hereto, shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with applicable law and the Surviving Corporation’s Certificate of Incorporation and Bylaws.

Section 1.06.	Officers of the Surviving Corporation.

        The officers designated by Acquisition Corp., as set forth on Exhibit E attached hereto, shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.07.	Closing.

        Subject to the conditions contained in this Agreement, the closing of the Merger (the “Closing”) shall take place (i) at the offices of Dechert LLP, 30 Rockefeller Plaza, New York, NY 10112, as promptly as practicable but in no event later than the third Business Day following the satisfaction (or waiver if permissible) of the conditions set forth in Article 6 (other than those that by their terms may not be satisfied at the Closing) or (ii) at such other place and time and/or on such other date as the Company and Acquisition Corp. may agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 1.08.	Company Actions.

        The Company hereby approves and consents to the Merger and the other Transactions and represents that the Company Board has, at a meeting duly called and held, unanimously (A) approved this Agreement and the Transactions, including the Merger, (B) recommended that the holders of Common Shares approve and adopt this Agreement and the Merger, (C) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the shareholders of the Company, (D) determined that the consideration to be paid for each Common Share in the Merger is fair to the shareholders of the Company, (E) declared that this Agreement is advisable, and (F) consented to the Merger and the other Transactions.

Section 1.09.	Additional Actions.

        If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances in law or any other acts are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or Acquisition Corp., the Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments and assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation, and the officers of the Surviving Corporation are authorized in the name of the Company to take any and all such action.

ARTICLE II.

EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE COMPANY AND ACQUISITION CORP.

Section 2.01.	Effect on Shares of Capital Stock.

        (a)       Common Shares of the Company. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Common Shares, the Company or Acquisition Corp., each Common Share that is issued and outstanding immediately prior to the Effective Time but after giving effect to the transactions contemplated by the Contribution Agreement (other than those Common Shares to be canceled pursuant to Section 2.01(b)) shall be canceled and extinguished and converted into the right to receive either of the following per share in cash (the “Merger Consideration”): (i) $11.35 per share if the EBITDA of the Company for the EBITDA Period is equal to or greater than $7,900,000 but less than $8,150,000, or (ii) $11.50 per share if the EBITDA of the Company for the EBITDA Period is equal to or greater than $8,150,000, in each case payable to the holder thereof, without interest or dividends thereon, less any applicable withholding of taxes, in the manner provided in Section 2.03. All such Common Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and each holder of a certificate or certificates representing any such Common Shares shall cease to have any rights with respect thereto, except the right to receive the consideration specified in the preceding sentence.

        (b)       Cancellation of Certain Common Shares. As of the Effective Time (after giving effect to the transactions contemplated by the Contribution Agreement), by virtue of the Merger and without any action on the part of the holder of any Common Shares, the Company or Acquisition Corp., each Common Share that is owned by the Company or any wholly owned Subsidiary as treasury stock or otherwise or owned by Acquisition Corp. or Parent or any of their respective Subsidiaries immediately prior to the Effective Time (but after giving effect to the transactions contemplated by the Contribution Agreement) shall automatically be canceled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

        (c)       Capital Stock of Acquisition Corp. As of the Effective Time, each share of common stock, par value $.001 per share, of Acquisition Corp. (“Acquisition Corp. Common Stock”) issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holders of Acquisition Corp. Common Stock, the Company or Acquisition Corp., be converted into one (1) validly issued, fully paid and non-assessable share[s] of common stock, par value $.001 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”). Each certificate that, immediately prior to the Effective Time, represented issued and outstanding shares of Acquisition Corp. Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the shares of the Surviving Corporation Common Stock into which such shares have been converted pursuant to the terms hereof; provided, however, that the record holder thereof shall receive, upon surrender of any such certificate, a certificate representing the shares of Surviving Corporation Common Stock into which the shares of Acquisition Corp. Common Stock formerly represented thereby shall have been converted pursuant to the terms hereof.

Section 2.02.	Options; Stock Plans.

        (a)        For purposes of this Agreement, the term “Option” means each outstanding unexercised option to purchase Common Shares, whether or not then vested or fully exercisable, granted on or prior to the date hereof to any current or former employee or director of the Company or any Subsidiary of the Company or any other person, whether under any stock option plan or otherwise (including, without limitation, under the Company’s 1992 Stock Option Plan (the “1992 Plan”) and the Company’s 1999 Stock Option Plan (together with the 1992 Plan, collectively, the “Stock Plans”)).

        (b)        At the Effective Time, all Options issued under the Stock Plans shall be converted into the right to receive Option Consideration (as defined below) and the Company shall take all actions necessary so that (A) immediately prior to the Effective Time, each outstanding Option granted under the Stock Plans, including each outstanding Option held by those holders of record listed on the Options Schedule attached hereto, shall become immediately vested and exercisable in full and (B) at the Effective Time, all Options shall be canceled, in each case, in accordance with and pursuant to the terms of the Stock Plans under which such Options were granted. In consideration of such cancellation, each holder of an Option canceled in accordance with this Section 2.02(b) will be entitled to receive in settlement of such Option as promptly as practicable following the Effective Time, but in no event later than five (5) Business Days after the Effective Time, a cash payment from the Payment Fund (as defined in Section 2.03), subject to any required withholding of taxes, equal to the product of (i)  the total number of Common Shares otherwise issuable upon exercise of such Option and (ii)  the amount, if any, by which the Merger Consideration per Common Share exceeds the applicable exercise price per Common Share otherwise issuable upon exercise of such Option (the “Option Consideration”); provided, however, that with respect to any person subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act.

        (c)        The Company shall use commercially reasonable efforts to obtain from each holder of an Option issued pursuant to the Stock Plans a written acknowledgment of such holder that effective as of the Effective Time, (i) the payment of the Option Consideration, if any, will satisfy in full the Company’s obligation to such person pursuant to such Option and (ii) subject to the payment of the Option Consideration, if any, all Options held by such holder shall, without any action on the part of the Company or the holder, be deemed terminated, canceled, void and of no further force and effect as between the Company and the holder and neither party shall have any further rights or obligations with respect thereto. Such written acknowledgment shall be substantially in the form attached hereto as Exhibit F.

        (d)        Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the relevant Stock Plans or amending or waiving relevant agreements providing for vesting conditions on Common Shares or Options therefor) that are necessary to give effect to the transactions contemplated by this Section 2.02.

        (e)        Except as otherwise provided herein or agreed to in writing by Parent and the Company or as may be necessary to administer Options remaining outstanding following the Effective Time, the Stock Plans shall terminate effective as of the Effective Time and no participant in the Stock Plans shall thereafter be granted any rights thereunder to acquire any equity securities of the Company, the Surviving Corporation, Parent or any Subsidiary of any of the foregoing.

        (f)        The Company covenants that prior to the Effective Time it will take all actions necessary under that certain United States Securities and Exchange Commission (“SEC”) no-action letter, dated January  12, 1999, to Skadden, Arps, Slate, Meagher & Flom LLP, to provide that the cancellation, cash-out and conversion of Options, pursuant to this Section 2.02, will qualify for exemption under Rule 16b-3(d) or (e), as applicable, under the Exchange Act.

Section 2.03.	Payment for Common Shares and Options in the Merger.

        (a)        Prior to the Effective Time, Acquisition Corp. shall appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange and paying agent, registrar and transfer agent (the “Agent”) for the purpose of (i) exchanging certificates representing, immediately prior to the Effective Time, Common Shares for the aggregate Merger Consideration and (ii) making payment of the aggregate Option Consideration in exchange for the cancellation of all then-outstanding Options. Subject to the Company’s obligations to deposit cash in the Payment Fund described in this Section 2.03(a), at or prior to the Effective Time, Acquisition Corp. shall deposit, or Acquisition Corp. shall otherwise take all steps necessary to cause to be deposited, in trust with the Agent for the benefit of the holders of Common Shares and Options, as the case may be, cash in an aggregate amount equal to the sum of (i) the product of (A) the number of Common Shares issued and outstanding immediately prior to the Effective Time and entitled to receive the Merger Consideration in accordance with Section 2.01(a) and (B) the Merger Consideration and (ii) the amount necessary for the payment in full of the Option Consideration (such aggregate amount described in (i) and (ii) being hereinafter referred to as the “Payment Fund”). The Agent shall, pursuant to instructions provided by Acquisition Corp., make the payments provided for in Section 2.01 and Section 2.02 of this Agreement out of the Payment Fund (it being understood that any and all interest earned on funds made available to the Agent pursuant to this Agreement shall be turned over to the party depositing such funds with the Agent). The Payment Fund shall not be used for any purpose except as provided in this Agreement.

        (b)        Promptly after the Effective Time, but in no event later than five (5) Business Days after the Effective Time, the Surviving Corporation shall cause the Agent to (x) mail to each record holder of certificates (the “Certificates”) that immediately prior to the Effective Time represented Common Shares (i) a notice of the effectiveness of the Merger, (ii) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Agent, and (iii) instructions for use in surrendering such Certificates and receiving the Merger Consideration in respect thereof; and (y) pay to each holder of an Option granted under the Stock Plans and outstanding immediately prior to the Effective Time the Option Consideration with respect to such Option;

        (c)        Upon surrender to the Agent of a Certificate, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive, within five (5) Business Days after such surrender, in exchange therefor, in the case of Common Shares (other than Common Shares to be canceled pursuant to Section 2.01(b)), cash in an amount equal to the product of (i) the number of Common Shares formerly represented by such Certificate and (ii) the Merger Consideration, which amounts shall be paid by Agent by check or wire transfer in accordance with the instructions provided by such holder. No interest or dividends will be paid or accrued on the consideration payable upon the surrender of any Certificate. If the consideration provided for herein is to be delivered in the name of a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of such delivery that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such delivery shall pay any transfer or other taxes required by reason of such delivery to a person other than the registered holder of the Certificate, or that such person shall establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.03, each Certificate (other than Common Shares to be canceled pursuant to Section 2.01(b)) shall represent, for all purposes, in the case of Certificates representing Common Shares (other than Common Shares to be canceled pursuant to Section 2.01(b)), only the right to receive an amount in cash equal to the Merger Consideration multiplied by the number of Common Shares formerly evidenced by such Certificate without any interest or dividends thereon.

        (d)        The consideration issued upon the surrender of Certificates in accordance with this Agreement shall be deemed to have been issued in full satisfaction of all rights pertaining to such Common Shares formerly represented thereby, and such Certificates shall represent solely the right to receive Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article 2.

        (e)        Any portion of the Payment Fund (including any amounts that may be payable to the former shareholders of the Company in accordance with the terms of this Agreement) which remains unclaimed by the former shareholders of the Company upon the 180th day immediately following the Closing Date shall be returned to the Surviving Corporation, upon demand, and any former shareholders of the Company who have not theretofore complied with this Article 2 shall, subject to Section 2.03(f), thereafter look to the Surviving Corporation only as general unsecured creditors thereof for payment of any Merger Consideration, without any interest or dividends thereon, that may be payable in respect of each Common Share held by such shareholder. Following the Closing, the Agent shall retain the right to invest and reinvest the Payment Fund on behalf of the Surviving Corporation in securities listed or guaranteed by the United States government or certificates of deposit of commercial banks that have, or are members of a group of commercial banks that has, consolidated total assets of not less than $500,000,000 and the Surviving Corporation shall receive the interest earned thereon.

        (f)        None of Acquisition Corp., the Company nor Agent shall be liable to a holder of Certificates or any other person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered upon the second anniversary of the Closing Date (or immediately prior to such earlier date on which any Merger Consideration, dividends (whether in cash, stock or property) or other distributions with respect to Common Shares in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority (as defined in Section 3.06(b))), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.

        (g)        In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance acceptable to the Surviving Corporation) of that fact by the person (who shall be the record owner of such Certificate) claiming such Certificate to be lost, stolen or destroyed, the agreement to indemnify the Surviving Corporation against any claim that may be made against it with respect to such Certificate and, if required by the Surviving Corporation, the posting by such person of a bond in such amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

        (h)        Each of the Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Common Shares or Options pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment or any other payment in connection with the transactions contemplated by this Agreement under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld and paid over to the appropriate taxing authority by Agent, the Surviving Corporation or Parent, such amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

Section 2.04.	Adjustment of the Merger Consideration and the Option Consideration.

        The Merger Consideration and the Option Consideration, each payable pursuant to this Article 2, have been calculated based upon the representations and warranties made by the Company in Section 3.03. In the event that, at the Effective Time, the sum of the actual number of Common Shares outstanding and the actual number of Common Shares issuable upon the exercise of Options or similar agreements or upon conversion of securities (including without limitation, as a result of any stock split, reclassification, stock dividend (including any dividend or distribution of securities convertible into Common Shares) or recapitalization) is more than as described in Section 3.03 or if the weighted average exercise price of the Options is lower than described in Section 3.03 hereof (except for reductions in the weighted average exercise price resulting from the termination or exercise of outstanding Options), the Merger Consideration and the Option Consideration shall be equitably adjusted downward.

Section 2.05.	Dissenting Shares.

        (a)        Notwithstanding any other provision of this Agreement to the contrary, Common Shares that are issued and outstanding immediately prior to the Effective Time and are held by shareholders who have not voted such Common Shares in favor of the approval and adoption of this Agreement and who shall have properly demanded appraisal of such Common Shares in accordance with the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration at or after the Effective Time, unless and until the holder of such Dissenting Shares shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal and payment under the DGCL. If a holder of Dissenting Shares shall have so failed to perfect or shall have effectively withdrawn or lost such right to appraisal and payment, then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder’s Dissenting Shares shall be converted into and represent solely the right to receive the Merger Consideration, without any interest thereon, as provided in Section 2.01 hereof.

    (b)        The Company shall give the Parent (i) prompt written notice of any demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to Section 262 (or any successor or replacement) of the DGCL which are received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company will not voluntarily make a payment with respect to any demands for appraisal and will not, except with the prior written consent of the Parent, settle or offer to settle any such demands.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to each of Acquisition Corp. and Parent as of the date hereof and the Effective Time that:

Section 3.01.	Organization and Qualification.

        The Company and each of its Subsidiaries (as described in Section 3.05) is a corporation duly organized, validly existing and in good standing (to the extent applicable) under the laws of its state or jurisdiction of organization and has the requisite power and authority to carry on its business as now being conducted, except where the failure to be in good standing (to the extent applicable) would not, individually or in the aggregate, have a Company Material Adverse Effect (as defined below). Except as set forth in Section 3.01 of the disclosure schedule delivered by the Company to Acquisition Corp. and Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing (to the extent applicable), in each jurisdiction where the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing (to the extent applicable) would not, individually or in the aggregate, have a Company Material Adverse Effect. As used in this Agreement, the term “Company Material Adverse Effect” means any effect, event, or change that (i) is, or is reasonably likely to be, materially adverse to the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevents the Company and its Subsidiaries from performing in all material respects their obligations under this Agreement or to consummate the transactions contemplated hereby (the “Transactions”) prior to the Termination Date in accordance with the terms hereof.

Section 3.02.	Charter Documents and Bylaws.

        The certificate of incorporation incorporated by reference as Exhibits 3.1 and 3.2 of the SEC Report for the period ending July 31, 2006 is a complete and correct copy of the Certificate of Incorporation, and the amended bylaws incorporated by reference as Exhibit 3.3 of the SEC Report for the period ending July 31, 2006 is a complete and correct copy of the bylaws of the Company, each in full force and effect as of the date hereof. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws. The Company has heretofore made available to Acquisition Corp. a complete and correct copy of the certificate of incorporation and the bylaws of each Subsidiary of the Company in full force and effect as of the date hereof. Except as set forth in Section 3.02 of the Company Disclosure Schedule, no Subsidiary of the Company is in violation of any of the provisions of its certificate of incorporation or bylaws.

Section 3.03.	Capitalization.

        (a)        The authorized capital stock of the Company consists of 20,000,000 Common Shares. Except for Common Shares issued after the date of this Agreement upon exercise of Options outstanding as of the date of this Agreement, (i) 5,662,322 shares of Common Shares are issued and outstanding and (ii) 1,462,046 Common Shares are held by the Company in its treasury. The Company has 361,116 Common Shares reserved for issuance pursuant to the Stock Plans, of which 278,533 Common Shares are subject to outstanding Options, and the weighted average exercise price for such Options is $9.52 (except for any changes caused by the exercise of Options after the date of this Agreement which were outstanding on the date hereof). Except as set forth in this Section 3.03, there are not now, and at the Effective Time there will not be, any options, warrants, calls, subscriptions, or other rights, or other agreements or commitments of any character relating to the issued or unissued capital stock of the Company to which the Company is a party or by which it or its assets are bound, or obligating the Company to issue, transfer or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary of the Company. Section 3.03(a) of the Company Disclosure Schedule sets forth the name of each holder of an Option, together with the grant date, exercise price, number of Common Shares issuable upon exercise of each such Option, vesting schedule of each such Option, the number of vested and unvested Options of each Option holder and the specific Stock Plan pursuant to which such Option was issued. All issued and outstanding Common Shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All of the outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and non-assessable, are owned by either the Company or another of its wholly-owned Subsidiaries, free and clear of all Liens (as defined in Section 3.06(a)) other than Permitted Liens (as defined in Section 3.24(d)). There are no outstanding options, warrants, calls, subscriptions, convertible securities or other rights, or other agreements or commitments, obligating any Subsidiary of the Company to issue, transfer or sell any shares of its capital stock or other equity interests. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or any Subsidiary of the Company.

        (b)        To the knowledge of the Company, there are no shareholders agreements, voting trusts or other agreements or understandings relating to voting or disposition of any shares of capital stock of the Company or granting to any person or group of persons the right to elect, or to designate or nominate for election, a director to the Company Board. The Company is not party to any agreement granting registration rights to any Person.

Section 3.04.	Authority Relative to this Agreement.

        The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, subject to the approval of this Agreement and the Merger by the holders of a majority of the outstanding Common Shares entitled to vote thereon with respect to the Merger, and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize the Company’s execution and delivery of this Agreement or to consummate the Transactions (other than, with respect to this Agreement and the Merger, the approval of this Agreement and the Merger by the holders of a majority of the outstanding Common Shares entitled to vote thereon and, with respect to the Merger, the filing or recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company, and (assuming this Agreement constitutes a valid and binding obligation of Acquisition Corp. and Parent) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and to general principles of equity. Upon consummation of the Transactions, Parent will own all of the outstanding capital stock of the Company, including all of the outstanding Common Shares, and all Options shall have been cancelled and be of no further force or effect.

Section 3.05.	Company Subsidiaries.

        Section 3.05 of the Company Disclosure Schedule contains a correct and complete list of each Subsidiary of the Company and the jurisdiction in which each such Subsidiary is incorporated. Section 3.05 of the Company Disclosure Schedule sets forth for each Subsidiary of the Company: (i) its authorized capital stock; (ii) the number of issued and outstanding shares of capital stock; and (iii) the Company’s direct or indirect equity interest therein. Except for (A) investments in marketable securities set forth in Section 3.05 of the Company Disclosure Schedule and (B) equity interests in the Company’s Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any Person. No Subsidiary of the Company owns, directly or indirectly, any capital stock or other ownership interest in any Person, except for the capital stock and/or other ownership interest in another wholly-owned Subsidiary of the Company. Each Subsidiary is directly or indirectly wholly owned by the Company.

Section 3.06.	No Violation; Required Filings and Consents.

        (a)        The execution and delivery by the Company of this Agreement does not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) conflict with, violate or result in a breach of any provision of the Company’s certificate of incorporation or bylaws or conflict with or violate any provision of the articles of incorporation or bylaws or equivalent organization documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.06(b) have been obtained and all filings and obligations described in Section 3.06(b) have been made or complied with, conflict with or violate any foreign or domestic (federal, state or local) law, statute, ordinance, rule, regulation, permit, license, injunction, writ, judgment, decree or order (each, a “Law” and, collectively, “Laws”) applicable to the Company or any of its Subsidiaries or by which any asset of the Company or any of its Subsidiaries is bound or affected, (iii) except as set forth in Section  3.06(a) of the Company Disclosure Schedule, materially conflict with, result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, require any notice, or require any payment under, or give rise to a loss of any benefit to which the Company or any Subsidiary of the Company is entitled under any provision of any Material Contract or (iv) result in the creation or imposition of a material lien, claim, security interest or other charge, title imperfection or encumbrance (each, a “Lien” and, collectively, “Liens”) on any asset of the Company or any Subsidiary of the Company.

        (b)        Except as set forth in Section 3.06(b) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement does not, and the performance of this Agreement and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any domestic (federal, state or local) or foreign government or governmental, regulatory or administrative authority, agency, commission, board, bureau, court or instrumentality or arbitrator of any kind (“Governmental Authority”), except for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”), the Nasdaq National Market, Inc. (“Nasdaq”), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules and regulations thereunder, and filing and recordation of appropriate documents for the Merger as required by the DGCL.

Section 3.07.	SEC Reports and Financial Statements.

        (a)        The Company has filed all forms, reports, statements and schedules and made all other filings (the “SEC Reports”) with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder since August 1, 2000. The SEC Reports, as well as all forms, reports, statements, schedules and other documents to be filed by the Company with the SEC after date hereof and prior to the Effective Time (the “Future SEC Reports”) (i) were or, in the case of Future SEC Reports, will be prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the published rules and regulations of the SEC thereunder, each as applicable to such SEC Reports and such later filed Future SEC Reports and (ii) did not and will not as of the time they were or, in the case of Future SEC Reports, will be filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were and will be made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. As of the date hereof, there are no material unresolved comments issued by the staff of the SEC with respect to any of the SEC Reports.

        (b)        Each of the consolidated financial statements (including, in each case, any notes thereto) of the Company included in the SEC Reports or any Future SEC Report has been, and in the case of any Future SEC Report will be, prepared in all material respects in accordance with the published rules and regulations of the SEC (including Regulation S-X) and in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated (“GAAP”) (except as otherwise stated in such financial statements, including the related notes, or, in the case of unaudited interim financial statements, as may be permitted by the SEC under Forms 10-Q, 8-K or any successor forms under the Exchange Act), except as otherwise specifically set forth in Section 3.07(b) of the Company Disclosure Schedule, and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise set forth in the notes thereto (subject, in the case of unaudited statements, to the absence of complete footnote disclosure and to normal and recurring quarterly and year-end adjustments, none of which, individually or in the aggregate, has been or could reasonably be expected to be material). Except as set forth in Section 3.07(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have any outstanding Indebtedness (as hereinafter defined). For purposes of this Agreement, “Indebtedness” shall mean, with respect to any Person at a particular time and, in each case, except between or among the Company and any of its Subsidiaries, (i) any obligation for borrowed money or issued in substitution for, or exchange of indebtedness for, borrowed money, (ii) any obligation evidenced by any note, bond, debenture or other debt security, (iii) any obligation for the deferred purchase price of property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current Liabilities (as defined in Section 3.07(d)) incurred in the ordinary course of business consistent with past practice), (iv) any commitment by which such Person assures a creditor against loss (including, without limitation, contingent reimbursement obligations with respect to letters of credit), (v) any obligation guaranteed in any manner by such Person (including, without limitation, guarantees in the form of an agreement to repurchase or reimburse), (vi) any obligations under capitalized or synthetic leases with respect to which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations such Person assures a creditor against loss, (vii) any obligation secured by a Lien on such Person’s assets, (viii) any Liability under any deferred compensation plans, severance plans, bonus plans, employment agreements, or any other plan, agreement or arrangement with any such Person, which Liability is payable or becomes due as a result of the transactions contemplated herein, and (ix) any fees, penalties, premiums or accrued and unpaid interest with respect to the foregoing (in the case of prepayments or otherwise). There are no obligations under any letters of credit in excess of the amounts set forth in Section 3.07(b) of the Company Disclosure Schedule.

        (c)        Set forth in Section 3.07(c) of the Company Disclosure Schedule are copies of the unaudited consolidating balance sheets as of July 31, 2006 of each Subsidiary of the Company with respect to which financial statements are regularly prepared and the unaudited statements of income of each Subsidiary of the Company with respect to which financial statements are regularly prepared for the two-month period ended September 30, 2006 (collectively, the “Consolidating Financial Statements”). Each of the Consolidating Financial Statements fairly presents, in all material respects, the consolidating financial position and results of operations of the applicable Subsidiary as at the respective dates thereof or for the respective periods then ended (subject to the absence of footnote disclosure and to normal and recurring quarterly and year-end adjustments consistent with prior practices).

        (d)        The management of the Company (i) maintains disclosure controls and procedures (as defined under the Exchange Act) that are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (A) all significant deficiencies in the design or operation of internal control over financial reporting (as defined under the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal control over financial reporting (as defined under the Exchange Act) and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting (as defined under the Exchange Act). Section 3.07(d) of the Company Disclosure Schedule contains a summary of such disclosures made by management to the Company’s auditors and audit committee, and any material communications made by management or the Company’s auditors to the audit committee required or contemplated by the listing standards of NASDAQ, the audit committee’s charter or the professional standards of the Public Company Accounting Oversight Board. No material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from the employees of the Company or its Subsidiaries regarding questionable accounting or auditing matters, have been received by the Company or its Subsidiaries. The Company has made available to Parent a summary of all complaints or concerns made since August 1, 2002 through any whistleblower hot-line or equivalent system maintained by the Company for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof, or to any of the Company’s directors or officers.

        (e)        Except as disclosed in Section 3.07(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any liabilities or obligations of any kind or nature (whether accrued, absolute, contingent, determinable or otherwise) (whether as principal, agent, partner, co-venturer, guarantor or otherwise) (each a “Liability”, and collectively, “Liabilities”) in excess of $50,000 individually or $100,000 in the aggregate, except (i) Liabilities set forth on the face of the July 31, 2006 balance sheet included in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2006 or the footnotes thereto, (ii) Liabilities that have arisen after July 31, 2006 in the ordinary course of business and consistent with past practice, or (iii) Liabilities under Contracts identified in Section 3.17(a) of the Company Disclosure Schedule or under Contracts not required to be identified on such Company Disclosure Schedule pursuant to Section 3.17 below which were entered into in the ordinary course of business consistent with past practice (but not Liabilities for any breach of any such Contract occurring on or prior to the Closing Date). Except as set forth in Section 3.07(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a guarantor or otherwise liable for any Liability (including Indebtedness) of any Person other than the following bonds to the extent disclosed in Section 3.07(e) of the Company Disclosure Schedule: (y) indemnity bonds entered into the ordinary course of business (e.g., workers compensation), or (z) utility bonds and other than Permitted Liens. No such bonds require any collateral.

Section 3.08.	Compliance with Applicable Laws.

        Except as set forth in Section 3.08 of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is in violation, in any material respect, of any Order (as defined in Section 6.01(b)) of any Governmental Authority or any Law of any Governmental Authority applicable to the Company or any Subsidiary of the Company or any of their respective properties or assets (including, without limitation, the Sarbanes Oxley Act of 2002)and (ii) since August 1, 2002, the business operations of the Company and its Subsidiaries have been conducted, in all material respects, in compliance with all Laws of each Governmental Authority (including, without limitation, the applicable provisions of the Sarbanes Oxley Act of 2002).

Section 3.09.	Absence of Certain Changes or Events.

        Except as set forth in Section 3.09 of the Company Disclosure Schedule or as contemplated by this Agreement, since August 1, 2006, the Company and its Subsidiaries have conducted their businesses only in the ordinary course of business and in a manner consistent with past practice and there has not been: (a) any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries or any material write-up or write-down in the value of their respective inventory or accounts receivable or a reversal of any material accruals or deviations from past policies and practice with respect to product sales, markdowns, discounts or promotions;

        (b)        other than regular quarterly dividends and distributions from any Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, any declaration, setting aside or payment of any dividend (whether in cash, stock or other property) or other distribution in respect of the Company’s securities or any redemption, purchase or other acquisition of any of the Company’s securities;

        (c)        any issuance or the authorization of any issuance of any securities in respect of, in lieu of or in substitution for shares of the Company’s or its Subsidiaries’ capital stock, except for (i) the granting of Options set forth in Section 3.03(a) of the Company Disclosure Schedule and (ii) the issuance of any Common Shares pursuant to the exercise of any Options;

        (d)        any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries;

        (e)        any issuance by the Company or any of its Subsidiaries of any notes, bonds or other debt securities or any capital stock or other equity securities or any securities convertible, exchangeable or exercisable into any capital stock or other equity securities, except for (i) the granting of Options set forth in Section 3.03(a) of the Company Disclosure Schedule, (ii) the issuance of any Common Shares pursuant to the exercise of any Options and (iii) the issuance of a note under the Credit Agreement, dated as of April 28, 2006, by and among the Subsidiaries of the Company, as borrowers, the Company, as guarantor, and Bank of America, N.A., as amended (the “Credit Agreement”).

        (f)        any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money other than the issuance of letters of credit in the ordinary course of business consistent with past practices of the Company and its Subsidiaries and the Credit Agreement;

        (g)        any creation or assumption by the Company or any of its Subsidiaries of any Lien on any material assets other than Permitted Liens;

        (h)        any making of any loans, advances or capital contributions to or investment in any entity or person, other than loans, advances or capital contributions to or investments in the Company or its wholly owned Subsidiaries;

        (i)        any entry into or termination of any Contract related to the acquisition or disposition of any business or any material assets other than inventory in the ordinary course of business;

        (j)        any termination of any Contract with any Significant Customer or any material amendment or modification of any Contract with any Significant Customer on terms less beneficial in all material respects to the Company or any of its Subsidiaries than, the terms of such Contract prior to the making of such amendment or modification;

        (k)        any effect, event or change that has had or is reasonably likely to have a Company Material Adverse Effect;

        (l)        any material increase in the benefits under, or the establishment, material amendment or termination of, any Benefit Plan (as defined in Section 3.13(b)) covering current or former employees, officers or directors of the Company or any of its Subsidiaries, or any material increase in the compensation payable or to become payable to or any other material change in the employment terms for any directors or officers of the Company or any of its Subsidiaries except as provided either in an employment agreement in effect on the date hereof with such person or in accordance with increases or changes in accordance with the customary policy (consistent with past practices) of the Company or such Subsidiary;

        (m)        any entry by the Company or any of its Subsidiaries into any employment, severance, termination, change-of-control or indemnification agreement with any person outside the ordinary course of business, or any consulting agreement with any person for a noncontingent cash amount in excess of $50,000 per year or $250,000 for all such consulting agreements in the aggregate, or outside the ordinary course of business;

        (n)        any capital expenditures or commitments therefor that amount in the aggregate to more than $500,000;

        (o)        any material and uninsured damage, destruction or loss to the assets of the Company or its Subsidiaries;

        (p)        any failure to maintain in full force and effect substantially the same level and type of insurance coverage (it being understood that a change from a “claims made” policy to an “occurrence” policy is not a change in the type of coverage) as in effect on August 1, 2006 for destruction, damage to, or loss of any of the properties or assets of the Company or its Subsidiaries; and

        (q)        any authorization of, or agreement by the Company or any of its Subsidiaries to take, any of the actions described in this Section 3.09, except as expressly contemplated by this Agreement.

Section 3.10.	Change of Control.

        Section 3.10 of the Company Disclosure Schedule sets forth (i) all Contracts with the Company or any of its Subsidiaries, including but not limited to, severance plans, bonus plans, employment agreements, or any other plan, agreement or arrangement with any Person, pursuant to which a Liability is due or would become payable, in whole or in part, directly as a result of the consummation of any of the Transactions and (ii) the amount of any compensation, remuneration or other amounts which are or may be due or payable by the Company or any of its Subsidiaries as a result of the Transactions under such Contracts (including any such Liabilities which are or may be due or payable by the Company or any of its Subsidiaries assuming that each employee of the Company that is a party to a Contract is terminated without cause immediately following the consummation of the Merger).

Section 3.11.	Litigation.

        Section 3.11 of the Company Disclosure Schedule sets forth each material suit, claim, action, grievance, arbitration, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, at law, in equity or before any Governmental Authority other than workers’ compensation claims or general liability claims which individually do not exceed $50,000 and in the aggregate do not exceed $100,000. Other than as set forth on Section 3.11 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree. None of the matters listed or required to be listed on Section 3.11 of the Company Disclosure Schedule has had or could reasonably be expected to have a Company Material Adverse Effect, and all workers’ compensation claims and general liability claims taken in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.12.	Information in Proxy Statement.

(a) Each document required to be filed by the Company with the SEC in connection with the Transactions (the “Company Disclosure Documents”), including, without limitation, the proxy or information statement of the Company containing information required by Regulation 14A under the Exchange Act (together with all amendments and supplements thereto, the “Proxy Statement”), to be filed with the SEC in connection with the Merger, will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. The representations and warranties contained in this Section 3.12(a) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by Parent, Acquisition Corp. or any of their representatives specifically for use therein.

        (b)        No document required to be filed by the Company with the SEC in connection with the Transactions shall, at the respective times that such filings by the Company or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to shareholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 3.13.	Benefit Plans.

        (a)        Except as disclosed in Section 3.13(a) of the Company Disclosure Schedule, there exist no employment, consulting, severance, retention, termination, parachute or change-of-control agreements, arrangements or understandings between the Company or any of its Subsidiaries and any current or former employee, independent contractor, officer or director (or any dependent, beneficiary or relative of any of the foregoing) of the Company or any of its Subsidiaries (collectively, the “Employees”) other than the Company’s obligations to former employees under the health care continuation requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state law (“COBRA”).

        (b)       Section 3.13(b) of the Company Disclosure Schedule contains a complete and correct list of all existing (i) “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (collectively, the “Pension Plans”), (ii) “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and (iii) other bonus, deferred compensation, pension, profit-sharing, retirement, insurance, stock purchase, stock option, holiday vacation pay, sick pay, cafeteria, death benefit, survivor income, termination allowance, salary continuation, severance pay, retention, change in control, employee relocation, tuition reimbursement, psychiatric or other counseling, employee assistance, dependent care assistance, legal assistance, Coverdell education savings account, Archer medical savings account, health savings account, or other fringe benefit or compensation plan, policy, practice, program or arrangement sponsored, maintained, or contributed to by the Company or any of its Subsidiaries, or with respect to which the Company has any liability (all of the foregoing collectively, the “Benefit Plans”). The Company has made available to Acquisition Corp. correct and complete copies of (i) each Benefit Plan document (or a written description of such Benefit Plan if no such formal document exists), (ii) the three most recent annual reports on Form 5500 as filed with the Internal Revenue Service with respect to each Benefit Plan (and all attachments thereto), (iii) the most recent summary plan description for each Benefit Plan for which such summary plan description is required, (iv) the most recent determination letter, opinion letter, advisory letter or notification letter from the Internal Revenue Service, if applicable, which covers each Benefit Plan, and (v) each trust agreement, insurance contract, service agreement, group annuity contract or funding arrangement relating to any Benefit Plan, if applicable.

        (c)        Except as disclosed in Section 3.13(c) of the Company Disclosure Schedule, all Pension Plans intended to be qualified plans under Section 401(a) of the Code may either rely on an opinion letter, advisory letter or notification letter issued by the IRS for the form of plan or have been the subject of favorable determination letters from the Internal Revenue Service to the effect that such Pension Plans are qualified and exempt from Federal income taxes under Section 401(a) and 501(a), respectively, of the Code (taking into account the laws commonly referred to as “GUST”), no such determination or opinion, advisory or notification letter has been revoked and, to the knowledge of the Company, nothing has occurred since the date of such determination or issuance of such letter that could reasonably be expected to adversely affect the qualification of such Benefit Plan.

        (d)        None of the Benefit Plans is, and neither the Company, any of its Subsidiaries nor any ERISA Affiliate has within the last six (6) years maintained, contributed to or had any liability or potential liability with respect to (i) a “single employer plan” (as such term is defined in Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Section 302 of ERISA or Title IV of ERISA, (ii) a “multiemployer plan”, as defined in Section 3(37) of ERISA, (iii) a “multiple employer plan”, as described in Section 413(c) of the Code, (iv) a “multiple employer welfare arrangement”, as defined in Section 3(40) of ERISA), or (v) a funded welfare benefit plan (as such term is defined in Section 419 of the Code). For purposes of this Agreement, an “ERISA Affiliate” is any entity (other than the Company or any Subsidiary) which has within the last six (6) years been considered a single employer with the Company or any Subsidiary of the Company under Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code. Each Benefit Plan and all of its related trusts, insurance contracts and funds have been maintained, funded and administered in all material respects in accordance with its terms, the terms of any applicable collective bargaining agreement and, except as disclosed in Section 3.13(d) of the Company Disclosure Schedule, each Benefit Plan in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable laws. Neither the Company nor any of its Subsidiaries has (i) any unpaid material fine, penalty or tax with respect to any Benefit Plan or any other “employee benefit plan” (as defined in Section 3(3) of ERISA), (ii) any unpaid material liability with respect to any terminated “employee benefit plan” (as so defined) or (iii) any other material tax or penalty under Sections 4971 through 4980G of the Code, and, to the knowledge of the Company, it is not likely that any such liability, fine, penalty or tax will arise. No individual has been required to include any amount in gross income under Section 409A of the Code (x) because any Benefit Plan has failed to meet, or has not been operated in compliance with, a requirement of Section 409A(a), or (y) by reason of the application of Section 409A(b) to any plan, trust or arrangement of the Company or any of its Subsidiaries. With respect to each Benefit Plan, all contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code, and all contributions for any period ending on or before the Closing Date that are not yet due have been made or properly accrued. All premiums or other payments for all periods ending on or prior to the Closing Date have been paid or properly accrued with respect to each Benefit Plan that is an employee welfare benefit plan (as defined in Section 3(1) of ERISA). Except as set forth in Section 3.13(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material unfunded liabilities with respect to any Benefit Plan, or any other promise of deferred compensation, or post-retirement welfare benefit that is not accurately reflected on the Company’s balance sheet.

        (e)        None of the Company, any of its Subsidiaries nor any of their respective officers or directors and, to the knowledge of the Company, none of their respective employees or service providers has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code), or has committed any breach of fiduciary responsibility, with respect to any Benefit Plan subject to ERISA, that reasonably could be expected to subject the Company, any of its Subsidiaries or any of their respective employees, officers, directors or service providers to (i) any material tax or penalty on prohibited transactions imposed by Section 4975 of the Code, (ii) any liability under Section 502(i) or Section 502(l) of ERISA or (iii) any material liability (including liability to indemnify any person). Except as disclosed in Section 3.13(e) of the Company Disclosure Schedule, as of the date of this Agreement, with respect to any Benefit Plan: (i) no filing or application is pending with the Internal Revenue Service, the Pension Benefit Guaranty Corporation, the United States Department of Labor or any other governmental body and (ii) there is no action, suit, investigation, inquiry or claim pending or, to the knowledge of the Company or any of its Subsidiaries, threatened, other than routine claims for benefits under any Benefit Plan.

        (f)        None of the Company, any of its Subsidiaries nor any ERISA Affiliate has any obligation to provide, and no Benefit Plan provides, any health benefits or other welfare benefits to retired or other former employees of the Company or any of its Subsidiaries, except as specifically required by COBRA. Except as disclosed in Section 3.13(f) of the Company Disclosure Schedule, each Benefit Plan that provides medical, disability or other similar health or welfare benefits is fully insured. Incurred but not reported claims under each such Benefit Plan that is not fully insured have been properly accrued in accordance with GAAP. The Company and each ERISA Affiliate have complied in all material respects with the requirements of COBRA. With respect to any Benefit Plan that is a “health plan” (as defined in 45 C.F.R. Section 160.103), all required actions to comply in all material respects with the final privacy regulations issued under the Health Insurance Portability and Accountability Act of 1996 (45 C.F.R. Parts 160 and 164) (“HIPAA privacy regulations”) were taken by April 14, 2003.

        (g)        Except as set forth in Section 3.13(g) of the Company Disclosure Schedule, (i) neither the Benefit Plans nor any other arrangement obligates the Company or any of its Subsidiaries to pay any separation, severance, termination or similar benefit, accelerate any vesting schedule, increase the amount of any benefit, provide additional credit for service, or alter the timing of any benefit payment, in whole or in part, as a result of any transaction contemplated by this Agreement and (ii) no payment made, to be made or contemplated under any Benefit Plan, or by the Company or any of its Subsidiaries, constituted, or would constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

        (h)        Neither the Company nor any Subsidiary of the Company has incurred or could reasonably be expected to incur any liability, fine, penalty or tax (potential or otherwise) with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) solely by reason of being treated as a single employer under Section 414 of the Code with any other entity.

        (i)        Except as set forth in Section 3.13(i) of the Company Disclosure Schedule: (i) except for the adoption of a plan amendment which is needed to bring the plan documents into conformity with statutory changes enacted in recent years, neither the Company, any of its Subsidiaries or any ERISA Affiliate is under any obligation (express or implied) to increase benefits under any Benefit Plan, or to establish any new “employee benefit plan” (as defined in Section 3(3) of ERISA) which will cover any employee, director, officer, independent contractor or retiree of the Company or any of its Subsidiary and (ii) the Company, a Subsidiary of the Company or an ERISA Affiliate has expressly reserved to itself the right to amend, modify or terminate each Benefit Plan at any time without liability or penalty to itself (other than routine expenses, and other than as to benefits accrued under a retirement plan which qualifies under Section 401(a) of the Code or under the National Home Health Care Corp. Deferred Compensation Plan, and as to any welfare benefits for which the contingency for payment has already occurred, prior to the date of such amendment, modification or termination). No Benefit Plan requires the Company or any Subsidiary to continue to employ any employee, or to continue the services of any director, officer or independent contractor.

        (j)        Except for the Stock Plans and the Company’s 401(k) plan, no stock purchase or similar plan in which employees and other Persons are entitled to acquire shares of capital stock of the Company from the Company or any of its affiliates currently exists or is in effect.

Section 3.14.	Taxes.

        (a)        Except as set forth in Section 3.14(a) of the Company Disclosure Schedule: (i) the Company and each of its Subsidiaries have timely filed all income Tax Returns and all other material Tax Returns required to be filed by them, and each such Tax Return has been prepared in substantial compliance with all applicable laws and regulations and all such Tax Returns are true and correct; (ii) the Company and each of its Subsidiaries have paid (or the Company has paid on behalf of its Subsidiaries) all material Taxes (as hereinafter defined) required to be paid in respect of the periods covered by such returns and have made adequate provision in the Company’s financial statements for payment of all material Taxes that have not been paid, whether or not shown as due and payable on any Tax Return, in respect of all taxable periods or portions thereof ending on or before the date hereof, subject to quarterly and year-end adjustments; and (iii) neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes subsequent to the date of the most recent financial statements contained in the SEC Reports other than in the ordinary course of the Company’s or such Subsidiary’s business.

        (b)        Except as set forth in Section 3.14(b) of the Company Disclosure Schedule: (i) no Tax Return of the Company or any of its Subsidiaries is under audit or examination by any taxing authority, and no written notice of such an audit or examination or any other audit or examination with respect to Taxes has been received by the Company or any of its Subsidiaries; (ii) each deficiency resulting from any audit or examination relating to Taxes by any taxing authority has been paid, except for deficiencies currently being contested in good faith and for which adequate reserves, as applicable, have been established in the Company’s financial statements in accordance with GAAP; (iii) there are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries, except Liens relating to current Taxes not yet due and payable or otherwise being contested in good faith as to which appropriate reserves have been established in the Company’s financial statements in accordance with GAAP; (iv) all Taxes which the Company or any of its Subsidiaries are required by law to withhold or to collect for payment have been duly withheld and collected; (v) none of the Company or any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any taxing authority; and (vi) no written claim has been made by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

        (c)        Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, there is no Contract or other arrangement, plan or agreement by or with the Company or any of its Subsidiaries covering any person that, individually or collectively, could give rise to the payment of any amount by the Company or any of its Subsidiaries that would not be deductible by the Company or such Subsidiary by reason of Sections 280G or 162(m) of the Code (or any corresponding provision of state, local or foreign law).

        (d)        Each of the Company and its Subsidiaries have made available to Acquisition Corp. and Parent true, correct and complete copies of income Tax Returns for the years ended July 31, 2004 and July 31, 2005, and all examination reports and statements of deficiencies assessed against or agreed to by any of the Company or any of its Subsidiaries that have been filed by or submitted to any of the Company or any of its Subsidiaries for such taxable years.

        (e)        Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (ii) is a party to or bound by any Tax allocation or Tax sharing agreement with any Person other than the Company and its Subsidiaries, (iii) has any liability for the Taxes of any Person (other than any of the Company or any of its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise or (iv) has any liability for the Taxes of any Person other than the Company, the Subsidiaries of the Company or in connection with the acquisition, directly or indirectly, of any Person acquired by the Company or any of its Subsidiaries.

        (f)        Except as set forth in Section 3.14(f) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) “closing agreement” as described in Code § 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Code § 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale made prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

        (g)        None of the Company or any of its Subsidiaries has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section (897)(c)(1)(A)(ii) of the Code.

        (h)        Except as set forth in Section 3.14(h) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361.

        (i)        As used in this Section 3.14, the terms (i) “Tax” (and, with correlative meaning, “Taxes”) means: (A) any federal, state, local or foreign income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added, transfer, stamp, environmental or other tax, or any other tax of any kind whatsoever, whether disputed or not, together with any interest or penalty or addition to tax imposed by any Governmental Authority and (B) any liability of the Company or any of its Subsidiaries for payments of a type described in clause (A) as a result of (I) any obligation of the Company or any of its Subsidiaries under any tax sharing agreement or tax indemnity agreement or (II) the Company or any of its Subsidiaries being a member of an affiliated group (other than one of which the Company is the parent); and (ii) “Tax Return” means any report, return or other information or document required to be supplied to or filed with a taxing authority in connection with Taxes.

Section 3.15.	Intellectual Property.

        (a)       Section 3.15(a) of the Company Disclosure Schedule contains a complete and accurate list of all (a) patented or registered Intellectual Property (as defined in Section 3.15(b) below) owned or used by the Company or any of its Subsidiaries, (b) pending patent applications and applications for registrations of other Intellectual Property filed by the Company and each of its Subsidiaries, (c) material unregistered Intellectual Property owned or used by the Company or any of its Subsidiaries, and (d) except for shrink-wrap, click-wrap or other standard form licenses for commercially available software purchased or licensed for less than $10,000 per license, all written licenses and other agreements by which the Company or any of its Subsidiaries grants to any third party the right to use any Intellectual Property owned by the Company or its Subsidiaries, all licenses and other agreements by which any third party grants to the Company or any of its Subsidiaries the right to use any Intellectual Property and all other agreements that restrict the Company’s or any of its Subsidiaries’ ability to use or disclose any Intellectual Property owned or used by the Company or any of its Subsidiaries, in each case identifying the subject Intellectual Property.

        (b)        Except as set forth in Section 3.15(b) of the Company Disclosure Schedule, the Company and/or each of its Subsidiaries owns and possesses, free and clear of any Liens, or has a valid and enforceable license or otherwise has the right to use, all Intellectual Property set forth in Section 3.15(a) of the Company Disclosure Schedule. As used in this Agreement, the term “Intellectual Property” means: (i) registered and unregistered trademarks, service marks, trade names, Internet domain names, and trade dress (including the good will associated with each); (ii) patents, patent applications, patent disclosures, inventions and related know how; (iii) registered copyrights and mask works; (iv) computer software, data and databases including, but not limited to, object code, source code, related documentation and all copyrights therein; (v) trade secrets and confidential information; and (vi) all other material intellectual property rights.

        (c)        Except as set forth in Section 3.15(c) of the Company Disclosure Schedule, no loss or expiration of any Intellectual Property owned or used by the Company or any of its Subsidiaries is pending, or to the knowledge of the Company, threatened or reasonably foreseeable, which loss or expiration would have or reasonably be expected to have a Company Material Adverse Effect.

        (d)        Except as set forth in Section 3.15(d) of the Company Disclosure Schedule, (i) all of the Intellectual Property owned by the Company or any of its Subsidiaries is subsisting and enforceable, (ii) no claim by any third party has been made since August 1, 2000, is currently outstanding or, to the knowledge of the Company, is threatened against the Company or any of its Subsidiaries contesting the validity, enforceability, use or ownership of any of the Intellectual Property owned or used by the Company or any of its Subsidiaries and, to the knowledge of the Company and its Subsidiaries, there is no basis for such claim, (iii) neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise conflicted with, and the operation of their business as currently conducted will not infringe, misappropriate or conflict with, any Intellectual Property of any third party and, to the knowledge of the Company and its Subsidiaries, there are no facts which indicate a reasonable likelihood of any of the foregoing and neither the Company nor any of its Subsidiaries has received any notices asserting such a claim (including, without limitation, any demands to license any Intellectual Property from any third party), and (iv) to the knowledge of the Company and its Subsidiaries, none of the Intellectual Property owned or used by the Company or any of its Subsidiaries has been or is currently being infringed, misappropriated or otherwise violated by any third party.

        (e)        Except as set forth in Section 3.15(e) of the Company Disclosure Schedule, all of the computer software, computer firmware, computer hardware (whether general or special purpose) and other similar or related computer systems or software that are used or relied on by Company and its Subsidiaries in the conduct of their respective businesses is sufficient for the current needs of such businesses and is currently functioning without material errors.

Section 3.16.	Licenses and Permits.

        The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority (“Permits”) necessary for the Company and its Subsidiaries to own, lease and operate its properties and carry on their respective businesses as they are now being conducted in all material respects (the “Company Permits”). As of the date hereof, all of the Company Permits are in full force and effect and no material violation, suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. Except as disclosed in Section 3.16 of the Company Disclosure Schedule, none of the Company Permits will be terminated or impaired in any material respect or become terminable, in whole or in part, as a result of the Transactions.

Section 3.17.	Material Contracts.

        (a)       Section 3.17(a) of the Company Disclosure Schedule sets forth a list (in effect as of the date of this Agreement) of all of the Contracts of the Company or its Subsidiaries which are material to the business and/or assets of the Company or any of its Subsidiaries (the “Material Contracts”), including each of the following Contracts (and each amendment or modification thereto), excluding purchase orders and sales orders made in the ordinary course of business consistent with past practices:

                    (i)            Benefit Plan listed or required to be listed on Section 3.13(b) of the Company Disclosure Schedule;

                    (ii)           employment, consulting, severance, retention, termination, parachute or change-of-control Contract, arrangement or understanding listed or required to be listed on Section 3.13(a) of the Company Disclosure Schedule;

                    (iii)          collective bargaining agreement or other Contract of the Company or any of its Subsidiaries with any labor union;

                    (iv)          Contract under which the Company or any of its Subsidiaries has advanced or loaned or agreed to advance or loan to any other Person amounts exceeding $10,000 in the aggregate;

                    (v)           Contract of the Company or any of its Subsidiaries relating to borrowed money or other Indebtedness or the mortgaging, pledging or otherwise placing a Lien on any asset or group of assets of the Company and its Subsidiaries;

                    (vi)          Contract by which the Company or any of its Subsidiaries guarantees, endorses or otherwise becomes or is contingently liable upon the Liability of any other Person (other than by endorsements of instruments in the ordinary course of collection), or guaranties of the payment of dividends or other distributions upon the shares of any other Person;

                    (vii)          Contract between the Company or any of its Subsidiaries with any Significant Customer;

                    (viii)         Contract under which the Company or one of its Subsidiaries is lessee of or holds or operates any property, real or personal, owned by any other Person, except for any lease of real or personal property under which the aggregate annual rental payments do not exceed $50,000;

                    (ix)            Contract under which the Company or one of its Subsidiaries is lessor of or permits any other Person to hold or operate any property, real or personal, owned or controlled by the Company or one of its Subsidiaries other than immaterial rights of way, easements, covenants or similar rights to real property;

                    (x)            Contract of the Company or any of its Subsidiaries that is a settlement, conciliation or similar agreement requiring payment as of or after the execution date of this Agreement of consideration in excess of $25,000;

                    (xi)           material Contract of the Company or any of its Subsidiaries relating to any intangible property (including any Intellectual Property) or any other agreements affecting the Company’s or any of its Subsidiaries’ ability to use or disclose any Intellectual Property;

                    (xii)          warranty agreement of the Company or any of its Subsidiaries relating to the services rendered by it;

                    (xiii)         Contract of the Company or any of its Subsidiaries with a term of more than twelve (12) months which is not terminable by the Company or one of its Subsidiaries upon less than thirty (30) days’ notice without material penalty and involves a consideration in excess of $50,000 per Contract annually;

                    (xiv)         Contract prohibiting the Company or any of its Subsidiaries from freely engaging in business in any jurisdiction in the world in any material respect;

                    (xv)          Contract of the Company or any of its Subsidiaries with respect to capital expenditures in excess of $25,000;

                    (xvi)         Medicare or Medicaid Contract to which the Company or any of its Subsidiaries is a party, or to which any of their respective assets or properties are subject;

                    (xvii)        Contract of the Company or any of its Subsidiaries with any Governmental Authority; and

                    (xviii)       power of attorney, proxy or similar Contract of the Company or any of its Subsidiaries.

        (b)        The Company has provided to Parent true and complete copies of each written Contract set forth in Section 3.17(a) of the Company Disclosure Schedule and a written summary of the material terms of each oral Contract set forth in Section 3.17(a) of the Company Disclosure Schedule. Except as disclosed in Section 3.17(b) of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is, nor to the Company’s knowledge, is any other party, in material default under any Material Contract and (ii) there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute a material default. All Material Contracts to which the Company or any of its Subsidiaries is a party, or by which any of their respective material assets are bound, are valid and binding, in full force and effect and enforceable against the Company or any such Subsidiary, as the case may be, and to the Company’s knowledge, the other parties thereto in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and to the general principles of equity.

        (c)        Except as disclosed in Section 3.17(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any Liabilities relating to the purchase or sale of any business, entity or assets, including under any escrow, indemnity or security agreement (or similar agreement).

Section 3.18.	Environmental Laws.

        (a)        Except as disclosed in Section 3.18 of the Company Disclosure Schedule:

                    (i)            The Company and its Subsidiaries have materially complied and are in compliance in all material respects with all Environmental Laws, including without limitation all environmental permits required for the occupation of the Company’s or its Subsidiaries’ properties or facilities.

                    (ii)           Neither the Company nor any of its Subsidiaries has received any written notice, report or other information regarding any violation of, or liability under, Environmental Laws with respect to its past or current operations, properties or facilities.

                    (iii)          Neither the Company nor any of its Subsidiaries, nor any predecessor (but excluding any predecessor tenant of any Leased Property) or affiliate of the Company or its Subsidiaries has unlawfully treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released, any hazardous substance, as defined by Environmental Laws, or owned or operated its business or any property or facility (and the Company has no knowledge (without having made any inquiry with any landlord for the purpose of this Agreement) that any such property or facility is contaminated by any such substance) in a manner that has given or would give rise to any material liabilities or material investigative, corrective or remedial obligations pursuant to the Compensation and Liability Act, 42 U.S.C. § 9601 et seq. or any other Environmental Laws.

        (b)        The Company has furnished to Acquisition Corp. and Parent all environmental audits, reports and other material environmental documents relating to the Company or any of its Subsidiaries or its or their past or current operations, properties or facilities which are in its or their possession or under its or their reasonable control.

        (c)        “Environmental Laws” shall mean all applicable federal, state, local and foreign statutes, regulations, ordinances and other requirements having the force or effect of law, all applicable judicial and administrative orders and determinations, and all applicable common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, as the foregoing are enacted or in effect, on the Closing Date.

Section 3.19.	Opinion of Houlihan Lokey.

        The Special Committee has received the written opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to the effect that, subject to the assumptions, qualifications, limitations on the review undertaken and other matters stated therein, as of November 28, 2006, the Merger Consideration to be received by the holders of Common Shares other than the Affiliated Stockholders pursuant to the Merger is fair to such holders from a financial point of view, it being acknowledged and agreed that neither Parent nor Acquisition Corp. are entitled to rely on such opinion. As used herein, the term “Affiliated Stockholders” means, collectively, Frederick Fialkow, Bernard Levine, Steven Fialkow, Robert Heller, all other members of the Company Board, and all affiliates, family members and affiliated or associated family trusts of such persons.

Section 3.20.	Brokers.

        Except for the liability to Houlihan Lokey pursuant to the engagement letter delivered by the Company to Acquisition Corp. prior to the date hereof, none of the Company nor any of its Subsidiaries has or will have any liability for any brokerage fees, commissions, finder’s fees or investment banking fees in connection with the Transactions. Prior to the execution hereof, the Company has made available to Parent a complete and correct copy of all agreements between the Company and any broker, finder or investment banker pursuant to which any such Person would be entitled to any payment relating to the Transactions.

Section 3.21.	Special Committee and Company Board Recommendations.

        The Special Committee has unanimously (i) declared the advisability of this Agreement and the Transactions, (ii) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the shareholders of the Company, (iii) determined that the consideration to be paid in the Merger is fair to and in the best interests of the shareholders of the Company, (iv) recommended that the Company Board approve and adopt this Agreement and the Transactions, including the Merger, and (v) subject to the provisions of Section 5.08 hereof, resolved to recommend that the shareholders of the Company approve and adopt this Agreement and the Merger and the other Transactions. Based upon the recommendation of the Special Committee, the Company Board, at a meeting duly called and held, has (i) declared the advisability of this Agreement and the Transactions, and approved and adopted this Agreement and the Transactions, including the Merger, in accordance with the DGCL and the Company’s certificate of incorporation and bylaws, (ii) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the shareholders of the Company, (iii) determined that the consideration to be paid in the Merger is fair to and in the best interests of the shareholders of the Company and (iv) subject to the provisions of Section 5.08 hereof, resolved to recommend that the shareholders of the Company approve and adopt this Agreement and the Merger and the other Transactions.

Section 3.22.	Required Shareholder Vote.

        The approval of this Agreement at the Shareholders Meeting (as defined in Section 5.02) by the holders of a majority of the issued and outstanding Common Shares entitled to vote at the Shareholders Meeting (the “Shareholder Approval”) is the only vote of the holders of any class or series of the Company’s securities necessary to adopt and approve this Agreement, the Merger and the other Transactions.

Section 3.23.	Related Party Transactions.

        Except as set forth in Section 3.23 of the Company Disclosure Schedule or otherwise disclosed in the SEC Reports, no director, executive officer or, to the Company’s knowledge, any person who beneficially owns 5% or more of the issued and outstanding Common Shares is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets, or has any material interest in any material property owned by the Company or any of its Subsidiaries or has engaged in a transaction with any of the foregoing during the current fiscal year and the three (3) fiscal years prior to the current fiscal year, in each case, that is of the type and involves an amount that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.24.	Assets and Properties.

        (a)        The Company and its Subsidiaries have good title to, or a valid leasehold interest in or valid right to use, all material properties and assets used by them, located on their premises or shown on the consolidated balance sheet of the Company and its Subsidiaries as of July 31, 2006 or acquired after the date thereof, free and clear of all Liens (other than properties and assets disposed of in the ordinary course of business since July 31, 2006, except for Liens disclosed on such consolidated balance sheet, and except for Permitted Liens). The Company and its Subsidiaries own, have a valid leasehold interest in, or have the valid and enforceable right to use all assets, tangible or intangible, necessary for the conduct of their businesses as presently conducted. Except as set forth in Section 3.24(a) of the Company Disclosure Schedule and except as would not have a Company Material Adverse Effect, all of the Company’s and its Subsidiaries’ buildings (including all components of such buildings, structures and other improvements), and all equipment, machinery, fixtures, improvements and other tangible assets (whether owned or leased) are in adequate condition and repair (ordinary wear and tear excepted) in all material respects for the operation of their businesses as presently conducted.

        (b)        Neither the Company nor any of its Subsidiaries owns any Owned Real Property.

        (c)       Section 3.24(c) of the Company Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document). The Company has made available to Parent and Acquisition Corp. a complete and accurate copy of each such Lease. Except as set forth in Section 3.24(c) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries are party to any oral Leases. Except as set forth in Section 3.24(c) of the Company Disclosure Schedule, with respect to each of the Leases: (i) as to the Company and its Subsidiaries, such Lease is legal, valid, binding, enforceable and in full force and effect in all material respects; (ii) the Transactions do not require the consent of or notice to any other party to such Lease, will not result in a breach of or default under such Lease, will not give rise to any recapture or similar rights, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) none of the Company, its Subsidiaries, nor, to the knowledge of the Company, any other party to the Lease is in material breach or default under such Lease and neither the Company nor any of its Subsidiaries is aware of any event, which has occurred which, with the passage of time or giving of notice or both, would constitute a material breach or default under such Lease; (iv) to the knowledge of the Company, no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not be redeposited in full; (v) the other party to such Lease is not an affiliate of the Company or any of its Subsidiaries; (vi) neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the contractual right to use or occupy such Leased Real Property or any portion thereof; (vii) neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in such Lease or any interest therein; and (viii) there are no Liens on the estate or interest created by such Lease except for Permitted Liens. Except as set forth in Section 3.24(c) of the Company Disclosure Schedule, none of the Leases contains any material capital expenditure requirements or remodeling obligations of the Company or any of its Subsidiaries other than ordinary maintenance and repair obligations.

        (d)        For purposes of this Agreement, “Permitted Liens” shall mean (i) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business for amounts which are not due and payable and which would not, individually or in the aggregate, reasonably be expected to be material, (ii) such easements, covenants and other restrictions or encumbrances of record as do not materially affect the ownership or use of the properties or assets subject thereto or affected thereby or otherwise materially affect, restrict or impair business operations at such properties or (iii) liens granted under the Credit Agreement.

Section 3.25.	Labor and Employment Matters.

        (a)        Except as set forth in Section 3.25 of the Company Disclosure Schedule, (i) there is no labor strike, material labor dispute, slowdown, stoppage or lockout actually pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and during the past three years there has not been any such action, (ii) no labor organization claims to represent the employees of the Company or any of its Subsidiaries, (iii) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement governing terms and conditions of employment with any labor organization, (iv) none of the employees of the Company or any of its Subsidiaries is represented by any labor organization and the Company does not have any knowledge of any current organizing activities on behalf of any labor organization among the employees of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, does any question concerning representation exist concerning such employees, (v) there is no pending, or to the knowledge of the Company, threatened material unfair labor practice charge or complaint against the Company or any of its Subsidiaries before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no material grievance arising out of any collective bargaining agreement, (vii) no material charges with respect to or relating to the Company or any of its Subsidiaries are pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices, (viii) neither the Company nor any of its Subsidiaries has received notice of the intent of any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the Company or any of its Subsidiaries and no such investigation is in progress, (ix) the Company has procedures in place for collecting information about employee eligibility on Form I-9, collects such information and follows applicable Laws governing U.S. citizenship in all material respects, and (x) there are no material complaints, lawsuits or other proceedings pending or, to the knowledge of the Company, threatened in any forum by or on behalf of any present or former employee of the Company or any of its Subsidiaries alleging breach of any express or implied contract of employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

        (b)        To the knowledge of the Company, as of the date hereof, no officer or other key employee of the Company or any of its Subsidiaries is subject to any noncompete, nonsolicitation, employment, consulting or similar agreement relating to, affecting or in conflict with the present or proposed business activities of the Company and its Subsidiaries, except agreements between the Company or any Subsidiary of the Company and its present and former officers and employees.

        (c)        Except as set forth in Section 3.25(c) of the Company Disclosure Schedule, no notice is required under any Law or collective bargaining agreement with respect to the Transactions, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied. Within the past three years, neither the Company nor any of its Subsidiaries has implemented any plant closing or mass layoff that triggered notice obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any other similar Law and no such action will be implemented without advance notification to Parent.

Section 3.26.	Insurance.

        Set forth in Section 3.26 of the Company Disclosure Schedule is an accurate list of all property, casualty, workers’ compensation, general liability, and directors’ and officers’ insurance policies and surety bonds maintained by the Company and each of its Subsidiaries, and a description of the type of insurance covered by such policies, the dollar limit and deductible of the policies and the annual premiums for such policies. All such insurance policies are valid and enforceable in accordance with their respective terms and are in full force and effect. Except as set forth in Section 3.26 of the Company Disclosure Schedule, no such insurance policy may be terminated or canceled upon less than thirty (30) days prior written notice. The Company and its Subsidiaries have policies of insurance and bonds of the type and in the amounts customarily carried by Persons conducting business or owning assets similar to those of the Company and its Subsidiaries. All premiums due and payable under all such policies and bonds have been paid and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Except as set forth in Section 3.26 of the Company Disclosure Schedule, there are no pending or asserted claims outstanding against any insurance carrier as to which any insurer has denied liability, and there are no pending or asserted claims outstanding under any insurance policy that have been disallowed or improperly filed. Since August 1, 2003, the respective coverages of the Company and each of its Subsidiaries have not been denied or limited in any material respect by any insurance carrier to which they have applied for any such insurance or with which they have carried insurance (it being agreed that a change in coverage from a “claims made” policy to an “occurrence” policy shall not be deemed a limitation on coverage). Except as set forth in Section 3.26 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries maintains any material self-insurance or co-insurance programs covering property, casualty and general liability. Neither the Company nor any of its Subsidiaries is subject to any material retroactive premium adjustments with respect to any workers’ compensation insurance for any prior period.

Section 3.27.	Company Expenses.

        Section 3.27 of the Company Disclosure Schedule sets forth, as of the Effective Time, the Company’s good faith estimate of the amount of Expenses (as defined in Section 8.01(a)) incurred or which may be incurred prior to the Effective Time by the Company in connection with the Transactions including, but not limited to, those incurred or which may be incurred by Houlihan Lokey and counsel to the Company (including Expenses incurred in connection with the preparation and filing of the Proxy Statement).

Section 3.28.	State Takeover Statutes.

        The Company Board has taken all actions so that no “fair price,” “moratorium,” “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States (including any such statute or regulation under the DGCL) applicable to the Company shall be applicable to the Merger or the other Transactions. No state takeover or other similar statute or regulation is applicable to the Merger or this Agreement (including any amendments hereto) or the other transactions contemplated by this Agreement.

Section 3.29.	Customers.

        Section 3.29 of the Company Disclosure Schedule contains a complete and accurate list of, with respect to each State in which the Company and/or its Subsidiaries materially conduct business, each customer (including, without limitation, any state or federal agency) from which the Company and/or its Subsidiaries derive five percent (5%) or more of their consolidated revenues in such State (based on amounts billed to customers as of the date hereof since August 1, 2005) (the “Significant Customers”), together with the amounts billed by the Company and/or its Subsidiaries to such customers as of the date hereof since August 1, 2005. To the knowledge of the Company, no Significant Customer has indicated to the Company that it intends to (i) discontinue doing business with the Company or its Subsidiaries, (ii) reduce the business that it conducts with the Company and its Subsidiaries as a result of poor performance or any other failure or default on the part of the Company or its Subsidiaries in connection with any prior transaction, or (iii) materially change the terms upon which it is prepared to purchase services from the Company or its Subsidiaries.

Section 3.30.	Accounts Receivable.

        The accounts receivable of the Company and its Subsidiaries set forth in the audited consolidated financial statements of the Company for the period ended July 31, 2006 and arising subsequent to the date of such financial statements represent sales made or services rendered by the Company and/or its Subsidiaries in the ordinary course of business and consist of all accounts or notes receivable of the Company and its Subsidiaries as of such dates. Payment in respect to such accounts receivable will not be contingent upon the fulfillment of any other agreement, past or future, and to the knowledge of the Company, the amounts due, or to become due, in respect of such accounts receivable are not subject to valid setoffs or counterclaims asserted, except in each case to the extent reserved or for which provision is made in such financial statements. All of the accounts receivable of the Company and/or its Subsidiaries arose in the ordinary course of business pursuant to bona fide transactions involving goods delivered or services rendered by the Company or its Subsidiaries, and constitute valid claims, and, to the knowledge of the Company, are collectible in the ordinary course of business, subject to reserves in such financial statements.

Section 3.31.	Compliance with Healthcare and Other Laws.

        (a)        None of the Company, any of its Subsidiaries, or their respective officers, directors, employees, or direct or indirect owners of 5% or more of any class of capital stock of the Company have been or are currently excluded pursuant to 42 U.S.C. §1320a-7 or similar state exclusion authority, debarred, or otherwise ineligible to participate in any federal health care program as that term is defined in 42 U.S.C. §1320a-7b(f) or state health care programs, have been convicted of any criminal offense that may lead to exclusion under 42 U.S.C. §1320a-7 or other similar state exclusion authority, have been charged by indictment or information with any criminal offense as described above, or are or have been under investigation for or engaged in any activity which may result in exclusion from participation in any federal or state health care program.

        (b)        The Company and its Subsidiaries, and their respective officers and managing employees, and each of the Contracts of the Company and its Subsidiaries, and, to the knowledge of the Company and the Subsidiaries, the directors and non-managing employees of Company and the Subsidiaries are now and have been in compliance in all material respects with all Healthcare Laws (as defined below); the Company and its Subsidiaries which are subject thereto, and their respective officers, directors and employees are now and have been in compliance in all material respects with that certain Consent Order executed December 8, 2005 by the State of Connecticut Department of Public Health and New England Home Care, Inc. in the matter of IN RE New England Home Care, Inc. (together with the attachments and exhibits thereto, the “CT Consent Order”); the Company and its Subsidiaries have timely filed all material reports, data and other information required to be filed with all Governmental Authorities under all Laws and Healthcare Laws; and the Company, its Subsidiaries, and their respective officers and managing employees, and, to the knowledge of the Company and the Subsidiaries, the directors and non-managing employees of Company and the Subsidiaries have not engaged in, and are not engaging in, any activity prohibited under any applicable Healthcare Law. The Company, its Subsidiaries, and their respective officers and managing employees and, to the knowledge of the Company and the Subsidiaries, the directors and non-managing employees of Company and the Subsidiaries are in compliance in all material respects with all applicable Laws and Healthcare Laws, including but not limited to the Health Insurance Portability and Accountability Act of 1996 and the rules and regulations issued thereunder, relating to the privacy, security and electronic transmission of individually identifiable health information. Except for the matters set forth in Section 3.31(b) of the Company Disclosure Schedule and the CT Consent Order, neither the Company, any of its Subsidiaries, nor any of their respective officers, and to the knowledge of the Company and the Subsidiaries, the directors or employees have during the last ten (10) years entered into or been subject to any judgment, consent, decree, compliance order or administrative order or received from any Governmental Authority any civil investigative demand, subpoena, or formal complaint. Without limiting the foregoing, the Company, its Subsidiaries, or their respective officers and managing employees, and, to the knowledge of the Company and the Subsidiaries, the directors and non-managing employees of Company and the Subsidiaries have not:

                    (i)            made or caused to be made a false statement or representation of a material fact in any application for benefit or payment from a Healthcare Program (as defined below) or a commercial third party payor;

                    (ii)           made or caused to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment from a Healthcare Program (as defined below) or a commercial third party payor;

                    (iii)          presented or caused to be presented a claim for reimbursement for any item or service under Medicare, Medicaid, TRICARE/CHAMPUS, the Veterans Administration, the Massachusetts Aging Services Access Points program or other federal or state healthcare programs (collectively, “Healthcare Programs”) that is: (A) for an item or service that was not provided as claimed; or (B) false or fraudulent; or (C) otherwise illegal;

                    (iv)          failed to disclose his, her or its knowledge of the occurrence of any event affecting the initial or continued right to any benefit or payment on his, her or its own behalf or on behalf of another with the intent to fraudulently secure such benefit or payment;

                    (v)           offered, paid, solicited or received any remuneration or anything of value (including, but not limited to, any kickback, bribe, free goods or services, discount, or rebate) directly or indirectly, overtly or covertly, in cash or in kind: (A) in return for referring an individual to a person for the furnishing or the arranging for the furnishing of any item or service for which payment may be made in whole or in part by Healthcare Programs, or (B) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part by Healthcare Programs; or

                    (vi)          made or caused to be made or induced or sought to induce the making of any false statement or representation (or omitting to state a fact required to be stated therein or necessary to make the statements therein not misleading) of a material fact with respect to: (A) the conditions or operations of an entity in order that the entity may qualify for Healthcare Program certification or enrollment; or (B) information required to be provided under Section 1124A of the Social Security Act (42 U.S.C. § 1320a-3).

        (c)        The Company and each of its Subsidiaries, and each of their respective employees and consultants, to the extent required, are licensed under the applicable Laws and Healthcare Laws of their state. To the knowledge of the Company and the Company’s Subsidiaries, except as set forth in Section 3.31(c) of the Company Disclosure Schedule, since August 1, 2000, none of the Company, Subsidiaries or any current or, to the knowledge of the Company (without inquiry for the purpose of this Agreement), former employee or consultant thereof has:

                    (i)            had his or her or its professional license, Medicare or Medicaid provider status, or staff privileges at any hospital or medical facility suspended, relinquished, terminated or revoked;

                    (ii)           been reprimanded, sanctioned or disciplined by any licensing board, accrediting agency or any federal, state, or local society, agency, regulatory body, Governmental Authority, hospital, third party payor or specialty board; or

                    (iii)          had a final judgment or settlement entered against him or her or it in connection with a malpractice or similar action or any similar provision of applicable state Law.

        (d)       Section 3.31(d) of the Company Disclosure Schedule sets forth a complete and accurate list of each and every permit, license, approval, registration, qualification, certification, consent, certificate of need and other authorization required by or issued by any Governmental Authority having jurisdiction over the certification, licensing, evaluation or operation of any of the Subsidiaries which provide home care or healthcare services (collectively, the “Healthcare Providers”), each of which is in full force and effect. Each Healthcare Provider satisfies the applicable material requirements of such permit, license, approval, registration, qualification, certification, consent, certificate of need and other authorization and the requirements of the state in which the Healthcare Provider is located. To the knowledge of Company and each of its Subsidiaries, there is no fact, event or circumstance that would reasonably be expected to prevent the Company or its Subsidiaries, or Acquisition Corp. or Parent, from maintaining any required consent, license or permit necessary to operate the Healthcare Providers on or after the Effective Time.

        (e)       Section 3.31(e) of the Company Disclosure Schedule sets forth a list of the provider agreements or other agreements pursuant to which the Company or a Subsidiary is authorized to submit claims for payment for any of the Healthcare Providers, including all participation, provider and supplier agreements, whether such agreement is express, in writing or is evidenced by a tie-in notice or other evidence. Section 3.31(e) of the Company Disclosure Schedule also includes a list of all provider numbers or other unique identifiers assigned to the Company and/or a Subsidiary pursuant to such provider or participation agreements.

        (f)        Except as set forth in Section 3.31(f) of the Company Disclosure Schedule, there is no threatened change in coverage or reimbursement status relative to any category of services provided or rendered by the Company or any of its Subsidiaries by any Healthcare Program or any payer of health insurance benefits which could reasonably be expected to result in a Company Material Adverse Effect. Except as set forth in Section 3.31(f) of the Company Disclosure Schedule, there are no claim denials, appeals, disallowances, reimbursement suspensions, asserted overpayments, withholds, recoupments or collections which are relative to claims submitted by the Company or any of its Subsidiaries to any Healthcare Program or any payer of health insurance benefits which, individually exceeds $10,000 or in the aggregate exceed $100,000. None of the Company, any Subsidiary or any Healthcare Provider has any obligation to any Governmental Authority with regard to the provision of indigent care or charity care, or the payment of a “provider tax” or similar assessment. There are no reasonable grounds to anticipate the commencement of any actions or obligations described this Section 3.31(f), and no notice of any such actions has been received by the Company, any of its Subsidiaries or any officer, director or employee thereof.

        (g)       Section 3.31(g) of the Company Disclosure Schedule sets forth a list of all accreditations maintained by the Healthcare Providers with the Joint Commission on Accreditation of Healthcare Organizations, the Commission for Accreditation on Health Care, Inc., the Community Health Accreditation Program and/or any similar, national healthcare accreditation agency (“Accreditation Agencies”), and such accreditations set forth in Section 3.31(g) of the Company Disclosure Schedule are sufficient for the Company and its Subsidiaries to conduct their respective businesses as presently conducted. Each of the accreditations listed in Section 3.31(g) of the Company Disclosure Schedule is full, non-conditional and in good standing, and such accreditation will be maintained by the applicable Healthcare Provider on and after the Effective Time.

        (h)        The Healthcare Providers are subject to survey (each a “Survey”) by Governmental Entities and Accreditation Agencies which may determine compliance with state and federal Law and Healthcare Laws and the requirements and standards of the Accreditation Agencies and may determine eligibility for participation in the Healthcare Programs. Except as disclosed in Section 3.31(h) of the Company Disclosure Schedule, since January 1, 2004, no Survey has disclosed any material deficiencies that would result in a denial of payment for new admissions, civil monetary penalty, fine, termination or probation of participation in a Healthcare Program or an Accreditation Agency, loss of a permit, license, approval, accreditation, registration, qualification, certification, consent, certificate of need and other authorization, decertification or debarment. Other than as disclosed in Section 3.31(h) of the Company Disclosure Schedule and other than the CT Consent Order, no Healthcare Provider is currently operating pursuant to a plan of correction, corrective action plan, corporate integrity agreement, consent order or other similar agreement with any Healthcare Program or any Governmental Agency having jurisdiction over the certification, licensing, evaluation or operation of any of the Healthcare Providers.

        (i)        Except as set forth on Section 3.31(i) of the Company Disclosure Schedule, none of the Company, any of its Subsidiaries or any Healthcare Provider is subject to, or has during the past five (5) years received, any written notice of any action, suit, proceeding, hearing, governmental investigation, governmental audit, assessment, charge, complaint, claim, civil monetary penalty, demand or written notice alleging any failure to comply with applicable Laws and Healthcare Laws necessary to maintain or operate the Healthcare Providers.

        (j)        Each cost report and other required claims and filings with any Healthcare Programs or any governmental authorities required to be filed by or on behalf of the Company or any Subsidiary or any Healthcare Provider prior to the Effective Time, has been or will have been timely prepared and filed in accordance with applicable Healthcare Law. All of such filings were, when filed or as amended, true, accurate and complete in all material respects.

        (k)        The Company and its Subsidiaries have in place policies and procedures related to compliance with Healthcare Laws. The Company, the Subsidiaries and the Healthcare Providers are in material compliance with those policies and procedures.

        (l)        The term (x) “Healthcare Laws” means all Laws applicable to the Company or any of its Subsidiaries, or their respective operations, regulating health services or payment, conditions of enrollment and participation, reimbursement and billing requirements or accreditation standards, including, without limitation, (i) all insurance Laws and regulations relating to health services; (ii) all Laws and regulations promulgated by the Department of Health and Human Services, the Centers for Medicare and Medicaid Services (formerly known as the Health Care Financing Administration) (“CMS”), any state licensure and certificate of need (or similar program) authorities, and state Medicaid programs (including all applicable Laws, manual provisions, and requirements pertaining to coverage, certification, reimbursement and payment for health care), and any agent thereof; (iii) all fraud- related Laws, including the federal Medicare and Medicaid Statutes (including 42 U.S.C. §§ 1395, 1320a-7, 1320a-7(a) and 1320a-7(b)), Title XVIII and Title XIX of the Social Security Act, the federal Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the Stark Law (42 U.S.C. Section 1395nn), the Anti-Inducement Law (42 U.S.C. Section 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. Sections 3729 et seq.), the administrative False Claims Law (42 U.S.C. 1320a-7b(a)), the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 and the exclusion laws (42 U.S.C. Section 1320a-7), and any and all regulations promulgated pursuant to such laws as well as comparable state laws and accreditation standards, each as amended from time to time; and (iv) any other state or federal Law, manual provision, program memoranda, billing policies, policies and procedures, limitations, restrictions, opinion letter, or other issuance of any Governmental Authority which regulates kickbacks, fee-splitting, patient or program charges, claims submissions, recordkeeping, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure or any other aspect of providing healthcare; and (y) “managing employee” means, with respect to an entity, an individual, including a general manager, business manager, administrator, and director, who exercises operational or managerial control over such entity, or who directly or indirectly conducts the day-to-day operations of such entity, including, without limitation, billing for services rendered.

Section 3.32.	Capital or Surplus Maintenance.

        Except as set forth in Section 3.32 of the Company Disclosure Schedule, neither the Company, nor any of the Company’s Subsidiaries, is subject to any requirement to maintain capital or surplus amounts or levels, or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions under insurance or other laws or regulations of general application.

Section 3.33.	Disclosure.

        No representation or warranty made by the Company in this Agreement or any section of the Company Disclosure Schedule contains any untrue statement of a material fact or omits any material fact necessary to make the statements contained herein or therein not misleading.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION CORP.

        Parent and Acquisition Corp. represent and warrant to the Company as of the date hereof and the Effective Time that:

Section 4.01.	Organization and Qualification.

        Each of Acquisition Corp. and Parent is a corporation duly organized, validly existing and in good standing (to the extent such concept is relevant in such jurisdiction) under the laws of its jurisdiction of formation and has the requisite power and authority to carry on its business as now being conducted, except where the failure to be in good standing would not, individually or in the aggregate, have an Acquisition Corp. Material Adverse Effect (as defined below). Each of Acquisition Corp. and Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, have an Acquisition Corp. Material Adverse Effect. As used in this Agreement, the term “Acquisition Corp. Material Adverse Effect” means any effect, event or change that prevents the Parent and Acquisition Corp. from performing in all material respects their obligations under this Agreement or to consummate the Transactions in accordance with the terms hereof prior to the Termination Date.

Section 4.02.	Certificate of Incorporation Documents and Bylaws.

        Parent has heretofore made available to the Company a complete and correct copy of the articles of incorporation and the bylaws of Parent in full force and effect as of the date hereof. Parent is not in violation of any of the provisions of its articles of incorporation or bylaws. Parent has heretofore made available to the Company a complete and correct copy of the articles of incorporation and the bylaws (or equivalent organizational documents) of each Subsidiary of Parent (including Acquisition Corp.) in full force and effect as of the date hereof. No Subsidiary of Parent (including Acquisition Corp.) is in violation of any of the provisions of its articles of incorporation or bylaws (or equivalent organizational documents).

Section 4.03.	Authority Relative to this Agreement.

        Each of Acquisition Corp. and Parent has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions pursuant to the DGCL. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Acquisition Corp. or Parent are necessary to authorize their execution and delivery of this Agreement or to consummate the Transactions (other than the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by each of Acquisition Corp. and Parent, and (assuming this Agreement constitutes a valid and binding obligation of the Company) constitutes the valid and binding obligations of each of Acquisition Corp. and Parent, enforceable against them in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and to general principles of equity.

Section 4.04.	No Violation; Required Filings and Consents.

        (a)        The execution and delivery by each of Acquisition Corp. and Parent of this Agreement does not, and the performance of this Agreement and the consummation by each of Acquisition Corp. and Parent of the Transactions will not, (i) conflict with or violate any provision of Parent’s articles of incorporation or bylaws or conflict with or violate any provision of the articles of incorporation or bylaws or equivalent organizational documents of any Subsidiary of Parent (including Acquisition Corp.), (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made or complied with, conflict with or violate in any material respect any Law applicable to Parent or any of its Subsidiaries or by which any asset of Parent or any of its Subsidiaries is bound or affected, (iii) except as set forth in Section 4.04(a) of the disclosure schedule delivered by Acquisition Corp. and Parent to the Company prior to the execution of this Agreement (the “Acquisition Corp. Disclosure Schedule”), materially conflict with, result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or require any payment under, or give rise to a loss of any benefit to which Parent or any Subsidiary of Parent is entitled under any provision of any Contract, except to the extent that any such conflict, breach, default, termination, amendment, acceleration, cancellation, payment or loss of benefit would not reasonably be expected to result in an Acquisition Corp. Material Adverse Effect, or (iv) result in the creation or imposition of a Lien on any asset of Parent or any of its Subsidiaries except for such Liens which would not reasonably be expected to result in an Acquisition Corp. Material Adverse Effect.

        (b)        The execution and delivery by each of Acquisition Corp. and Parent of this Agreement does not, and the performance of this Agreement and the consummation by each of Acquisition Corp. and Parent of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements, if any, of the Exchange Act, the Securities Act, the HSR Act, Healthcare Laws and the rules and regulations thereunder (to the extent applicable by reason of the consummation of the Merger), and any filing and recordation of appropriate documents for the Merger as required by the DGCL.

Section 4.05.	Litigation.

        There is no material suit, claim, action, proceeding or investigation pending or, to Parent’s knowledge, threatened against Parent or Acquisition Corp., at law or in equity which has had, or which could reasonably be expected to result in, an Acquisition Corp. Material Adverse Effect. As of the date hereof, neither Parent nor Acquisition Corp. is subject to any outstanding order, writ, injunction or decree which has had, or which could reasonably be expected to result in, an Acquisition Corp. Material Adverse Effect.

Section 4.06.	Brokers.

        Except as set forth in Section 4.06 of the Acquisition Corp. Disclosure Schedule, no broker, finder, financial adviser or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, Parent or any of its Subsidiaries.

Section 4.07.	Information to be Supplied.

        Parent and Acquisition Corp. will deliver to the Company all information reasonably requested by the Company for inclusion, if necessary, in the Proxy Statement. None of the information to be supplied by Parent to the Company for inclusion in the Proxy Statement to be filed by the Company with the SEC and to be sent to the shareholders of the Company in connection with the Shareholders Meeting will, at the time it is sent to the shareholders of the Company or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.08.	Financing.

        The Financing contemplated in Section 5.12 hereof, together with the funds available to the Parent and/or the Acquisition Corp. at or prior to Closing, shall be collectively sufficient to pay the aggregate Merger Consideration and Option Consideration to be paid at Closing, and all fees and expenses related thereto.

Section 4.09.	Filing with New York State Department of Health.

        Subject to the next succeeding sentence, the Parent and/or Acquisition Corp. has submitted the required filings with the New York State Department of Health in connection with the transactions contemplated hereby prior to the date hereof. Such filings will be supplemented as soon as practicable after the date of this Agreement to include certain information which was redacted therefrom.

ARTICLE V.

COVENANTS

Section 5.01.	Interim Operations.

        Except as otherwise contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Schedule or as consented to in writing by Parent, the Company covenants and agrees that during the period from the date of this Agreement to the Effective Time (or until termination of this Agreement in accordance with Article 7 hereof):

        (a)        the business and operations of the Company and its Subsidiaries shall be conducted, and the books and records of the Company and its Subsidiaries shall be maintained, only in the ordinary course of business and the Company and its Subsidiaries shall use their commercially reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with their material customers, suppliers, licensors, licensees, advertisers, distributors and other material third parties having business dealings with them and to preserve the goodwill of their respective businesses;

        (b)        the Company shall not, and shall not permit any of its Subsidiaries to, (i) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its Subsidiaries, any other securities or any securities convertible or exercisable into, or any rights, warrants or options to acquire, any such shares, securities or convertible securities or any other securities or equity equivalents (including, without limitation, stock appreciation rights or phantom interests), except for issuances of Common Shares upon the exercise of Options outstanding as of the date hereof; (ii) repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of the Company or any of its Subsidiaries (including, without limitation, securities exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock or other equity interests of the Company or any of its Subsidiaries); or (iii) amend, modify or waive any term of any outstanding security of the Company or any of its Subsidiaries, except (A) as required by this Agreement, (B) as set forth in Section 5.01(b) of the Company Disclosure Schedule, in connection with accelerating the vesting schedules of the Options to the extent required by the Stock Plans or the agreements pursuant to which such Options were granted or (C) in connection with terminating the Options and the Stock Plans;

        (c)        the Company shall not (i) sell, transfer or pledge, or agree to sell, transfer or pledge, any equity interest owned by it in any of its Subsidiaries or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its Subsidiaries, (ii) amend or otherwise change its certificate of incorporation or bylaws or permit any of its Subsidiaries to amend its articles of incorporation, or bylaws or (iii) split, combine or reclassify any shares of its capital stock, and shall not permit any of its Subsidiaries to split, combine or reclassify any shares of its capital stock;

        (d)        other than quarterly dividends not in excess of $0.075 per Common Share declared and paid consistent with past practices, the Company shall not, and shall not permit any of its Subsidiaries to, declare, set aside or pay any dividends on (whether in cash, stock or other property), or make any other distributions in respect of, any of its capital stock (except for dividends paid by direct or indirect wholly owned Subsidiaries to the Company or to other wholly owned Subsidiaries of the Company consistent with past practices);

        (e)        neither the Company nor any of its Subsidiaries shall (i) grant or agree to any increase in any manner the compensation or benefits of any current or former director, officer or employee, except increases in the ordinary course of business consistent with past practice, increases and bonuses expressly required under existing employment agreements, bonus plans and other agreements and arrangements listed or described in Section 5.01(e) of the Company Disclosure Schedule and except in connection with accelerating the vesting schedules of the Options and terminating the Options and the Stock Plans, (ii) enter into any new or materially amend any existing Contract, transaction, commitment or arrangement with any current or former director, officer, employee or affiliate of the Company or any of its Subsidiaries, or (iii) except as set forth in Section 5.01(e) of the Company Disclosure Schedule, as may be required to comply with applicable Law and as provided or otherwise contemplated in this Agreement (including, without limitation, Section 2.02 hereof), become obligated under any Benefit Plan that was not in existence on the date hereof or amend or modify or terminate, or pay any benefit that is not required by, any Benefit Plan or other employee benefit plan or any agreement, arrangement, plan or policy for the benefit of any current or former director, officer or employee in existence on the date hereof;

        (f)        the Company shall not, and shall not permit any of its Subsidiaries to, (x) enter into any new line of business, or acquire or agree to acquire, including, without limitation, by merging or consolidating with, or purchasing the assets or capital stock or other equity interests of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof other than acquisitions or purchases made with the prior written consent of the Parent (each an “Approved Acquisition”) and other than non-taxable transfers by or among the Company and the Company’s Subsidiaries; or (y) establish or acquire (i) any Subsidiary other than wholly-owned Subsidiaries or (ii) Subsidiaries organized outside of the United States and its territorial possessions;

        (g)        the Company shall not, and shall not permit any of its Subsidiaries to, (x) incur, assume, be responsible for or pre-pay any Indebtedness, enter into any agreement to, incur, assume, be responsible for or pre-pay any Indebtedness, guarantee, or agree to guarantee, any such Indebtedness or Liabilities or obligations of another person, issue or sell, or agree to issue or sell, any debt securities or options, warrants or calls or rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of others, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing; or (y) sell, lease, license or subject to any Lien or otherwise dispose of, or agree to sell, lease or subject to any Lien or otherwise dispose of, any of its properties or assets in excess of $25,000 individually or $50,000 in the aggregate other than (i) pursuant to existing contracts and commitments described in Section 5.01(g) of the Company Disclosure Schedule, (ii) immaterial properties or assets (or immaterial portions of properties or assets described in Section 5.01(g) of the Company Disclosure Schedule), (iii) Permitted Liens, (iv) Liens relating to Taxes that are not yet due and payable or otherwise being contested in good faith and as to which appropriate reserves have been established by the Company in accordance with GAAP and (v) other than non-taxable transfers by or among the Company and the Company’s Subsidiaries;

        (h)        neither the Company nor any of its Subsidiaries shall adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than any transaction specifically contemplated by this Agreement);

        (i)        except as set forth in Section 5.01(i) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, (i) enter into, or materially amend, modify or supplement any Contract outside the ordinary course of business consistent with past practice under which the Company or any of its Subsidiaries shall have monetary obligations in excess of $25,000 (except as may be necessary for the Company to comply with its obligations hereunder), or (ii) waive, release, grant, assign, modify or transfer any of its material rights or claims (whether such rights or claims arise under a Contract or otherwise);

        (j)        the Company shall not, and shall not permit any of its Subsidiaries to, authorize or make any capital expenditures (other than pursuant to commitments prior to the date hereof or other planned capital expenditures in the ordinary course of business consistent with past practices disclosed in Section 5.01(j) of the Company Disclosure Schedule by category) or make any commitments with respect to capital expenditures or other planned capital expenditures other than in the ordinary course of business consistent with past practices in excess of $500,000 in the aggregate;

        (k)        the Company shall, and shall cause its Subsidiaries to, (i) continue in force insurance with good and responsible insurance companies adequately covering risks of such types and in such amounts as are consistent with the Company’s and its Subsidiaries’ past practices, (ii) use reasonable best efforts not to permit any insurance policy naming it as beneficiary or loss payable payee to be canceled or terminated, (iii) maintain all Leased Real Property (including, without limitation, the furniture, fixtures, equipment and systems therein) in its current condition in all material respects, subject to reasonable wear and tear and subject to any casualty or condemnation and Permitted Liens, subject to the expiration of real property leases in accordance with their terms, and (iv) pay, prior to the imposition of any Lien or material penalty all taxes, water and sewage rents, assessments and insurance premiums affecting such real property or contest them in good faith;

        (l)        except as set forth in Section 5.01(l) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, (i) materially amend any currently existing labor or collective bargaining agreement, memorandum or understanding, grievance settlement or any other agreement or commitment to or relating to any labor union, or (ii) enter into any labor or collective bargaining agreement, memorandum or understanding, grievance settlement or any other agreement or commitment to or relating to any labor union which is different in any material respect with any currently existing collective bargaining agreement, memorandum or understanding, grievance settlement or commitment, except, in each case, as required by Law;

        (m)        the Company shall not, and shall not permit any of its Subsidiaries to, change any of the accounting policies, practices or procedures (including tax accounting policies, practices and procedures) used by the Company or any of its Subsidiaries as of the date hereof, except as may be required as a result of a change in applicable Law or in GAAP;

        (n)        the Company shall not, and shall not permit any of its Subsidiaries to, take, or agree or commit to take, any action that would, or is reasonably likely to, make any representation or warranty of the Company contained in this Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time or result in any of the conditions set forth in Article 6 not being satisfied, or omit, or agree to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time or to prevent any such condition from not being satisfied;

        (o)        the Company shall not, and shall not permit any of its Subsidiaries to, make or change any material tax election or change an annual accounting period with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any Tax claim, assessment or liability relating to the Company or any of its Subsidiaries, or surrender any right to claim a refund of Taxes, except as set forth in Section 5.01(o) of the Company Disclosure Schedule, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action, or omit to take any action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax benefit of the Company or any of its Subsidiaries;

        (p)        the Company shall (i) use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their respective commercially reasonable efforts to, prevent the termination of any Contract with any Significant Customer, (ii) not, and shall cause its Subsidiaries not to, amend or modify any Contract with any Significant Customer, other than on terms substantially equivalent to, or more beneficial on balance to the Company or any of its Subsidiaries than, the terms of such Contract prior to the making of such amendment or modification, and (iii) not, and shall cause its Subsidiaries not to, enter into, or materially amend, modify or supplement, any Lease or other Material Contract under which the costs or obligations of the Company or any of its Subsidiaries resulting from such amendment, modification or supplement would exceed $25,000 per annum individually or $100,000 per annum for all such amendments, modifications and supplements in the aggregate; and

        (q)        the Company shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

Section 5.02.	Shareholders Meeting.

        (a)        The Company, acting through the Company Board, shall, in accordance with applicable Law and its Certificate of Incorporation and bylaws, duly call, establish a record date for, give notice of, convene and hold a special meeting of its shareholders (the “Shareholders Meeting”) as soon as practicable following the clearance by the SEC of the Proxy Statement (but in no event later than forty-five (45) Business Days after such clearance by the SEC) for the purpose of considering and voting upon the approval and adoption of this Agreement, the Merger and such other matters as may be necessary to effectuate the Transactions. The Company Board, based upon the recommendation of the Special Committee, shall (i) recommend to the shareholders of the Company the approval and adoption of this Agreement and the Merger, (ii) include in the Proxy Statement such favorable recommendation of the Company Board that the shareholders of the Company vote in favor of the approval and adoption of this Agreement and the Merger, (iii) take all lawful actions to solicit such approval from the shareholders of the Company and (iv) not withdraw or modify such favorable recommendation, in each case, unless the Company Board based upon the recommendation of the Special Committee, after consultation with independent outside legal counsel, determines in good faith that failing to take such action is necessary for the Company Board to comply with its fiduciary duties to the Company’s shareholders under applicable law. Notwithstanding anything to the contrary herein, the Parent shall have the option (in its sole discretion) to cause the Company Board to submit this Agreement to the shareholders of the Company, whether or not the Company at any time changes, withdraws or modifies such favorable recommendation. In connection with any such submission of this Agreement to the Company’s shareholders, the Company shall solicit from the shareholders of the Company proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of the shareholders of the Company required by the DGCL and the Company’s Certificate of Incorporation and

Bylaws to authorize and adopt this Agreement and the Merger. Without limiting the generality of the foregoing, if the Parent notifies the Company Board that the Company Board must submit this Agreement to the Company’s shareholders for approval and adoption, (A) the Company agrees that its obligation to duly call, give notice of, convene and hold a meeting of the holders of Common Shares, as required by this Section 5.2, shall not be affected by the withdrawal, amendment or modification of the favorable recommendation and (B) the Company agrees that its obligations pursuant to this Section 5.2 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or Superior Proposal. In such event, nothing contained in this Agreement shall preclude the Company Board or the Special Committee from informing shareholders that it no longer believes that the Merger is advisable and no longer recommends approval of the Merger.

        (b)        The Company shall (i) promptly prepare and file with the SEC (but in no event later than thirty (30) calendar days after the date hereof), use its reasonable best efforts to have cleared by the SEC and thereafter mail to its shareholders as promptly as practicable, the Proxy Statement and all other proxy materials required in connection with the Shareholders Meeting, (ii) promptly notify Acquisition Corp. and Parent of the receipt of any written or oral comments of the SEC with respect to the Proxy Statement and of any written or oral requests by the SEC for any amendment or supplement thereto or for additional information, and shall promptly provide to Acquisition Corp. and Parent (A) copies of all written correspondence between the Company or any representative of the Company and the SEC and (B) written summaries of all oral correspondence between the Company or any representative of the Company and the SEC, (iii) shall give Acquisition Corp. and Parent and their counsel the opportunity to review and comment on the Proxy Statement prior to its being filed with the SEC and shall give Acquisition Corp. and Parent and their counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC, (iv) except as otherwise permitted by Section 5.02(a), use its reasonable best efforts to obtain the necessary approvals by its shareholders of this Agreement and the Merger and (v) use its reasonable best efforts otherwise to comply with all legal requirements applicable to such meeting.

Section 5.03.	Filings and Consents.

        Subject to the terms and conditions of this Agreement, each of the parties hereto (i) shall use its best efforts to cooperate with one another in determining which filings are required to be made by each party prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained by each party prior to the Effective Time from, Governmental Authorities or other third parties in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (ii) shall use its best efforts to assist the other parties hereto in timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers required to be made and obtained by the other party. Without limiting the foregoing, (a) the Company shall give all required notices to third parties and use its commercially reasonable best efforts to obtain all consents identified or required to be identified on Section 3.06(a) or Section 3.06(b) of the Company Disclosure Schedule or as otherwise required by a Healthcare Law (provided that the Company shall not be required to make any payment to obtain such consents, approvals, permits, authorizations or waivers if it has provided Acquisition Corp. with reasonable written notice of such required payment and Acquisition Corp., in its sole discretion, does not consent to such payment) and (b) each of the parties hereto shall (and shall use its reasonable best efforts to cause its affiliates, directors, officers, employees, agents, attorneys, accountants and representatives to) consult and fully cooperate with and provide assistance to each other in seeking early termination of any waiting period under the HSR Act; it being agreed that no party shall be under any obligation to divest itself of any assets or hold separate any assets or take any other similar measures in connection with any demand therefor by any Governmental Authority as a pre-condition to the approval of the Transactions by any such Governmental Authority. Prior to making any application to or filing with any Governmental Authority in connection with this Agreement, each party shall provide the other party with drafts thereof (excluding any confidential information included therein) and afford the other party a reasonable opportunity to comment on such drafts.

Section 5.04.	Access to Information.

        From the date of this Agreement until the earlier of the Effective Time or the date this Agreement is properly terminated in accordance with Article 7, and subject to the requirements of any Law, including any anti-trust Law, the Company will, and will cause each of its Subsidiaries, and will use its reasonable best efforts to cause each of their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors and representatives (collectively, the “Company Representatives”) to, give Acquisition Corp. and Parent and their respective officers, directors, employees, agents, counsel, accountants, investment bankers, financial advisors, consultants, financing sources and their respective representatives (collectively, the “Acquisition Corp. Representatives”) reasonable access, upon reasonable notice to the Company’s Chief Executive Officer or Chief Financial Officer and during the Company’s normal business hours, to the offices and other facilities, to the Company Representatives, and to the books and records of the Company and each of its Subsidiaries and use reasonable best efforts to provide access to vendors, landlords and other Persons with business relationships with the Company or any of its Subsidiaries and will cause the Company Representatives and its Subsidiaries to furnish or make available to Parent, Acquisition Corp. and the Acquisition Corp. Representatives such financial and operating data and such other information with respect to the business and operations of the Company or any its Subsidiaries as Parent, Acquisition Corp. or the Acquisition Corp. Representatives may from time to time reasonably request. On or prior to the Effective Time, at the request of Parent, the Company shall use commercially reasonable best efforts to obtain, promptly following any such request, an estoppel letter from the landlord pursuant to the Lease of the Company’s principal executive office and its administrative offices in Queens, New York. Unless otherwise required by Law, each of Parent and Acquisition Corp. will, and will use their respective commercially reasonable efforts to cause the Acquisition Corp. Representatives to, hold any such information in confidence in accordance with the terms of the Confidentiality Agreement (as defined below). Except as otherwise agreed to by the Company, and notwithstanding termination of this Agreement, the terms and provisions of the Confidentiality Agreement, dated as of November 11, 2005 (the “Confidentiality Agreement”), between AG Special Situation Corporation and Eureka Capital Markets, LLC (to which the Company is a third party beneficiary) shall apply to all information furnished to any Acquisition Corp. Representative by any Company Representative hereunder or thereunder.

Section 5.05.	Notification of Certain Matters.

        Each of the parties hereto shall promptly (but in no event less than five (5) Business Days after becoming aware of such information) notify the others in writing of (a) receipt of any notice from any third party alleging that the consent of such third party is or may be required in connection with the Transactions, (b) any event or occurrence that could reasonably be expected to have a Company Material Adverse Effect or Acquisition Corp. Material Adverse Effect, as the case may be, (c) any material claims, actions, proceedings or governmental investigations commenced or, to its knowledge, threatened, involving or affecting the Company or any of its Subsidiaries or any of their property or assets, (d) any representation or warranty made by such party contained in this Agreement becoming untrue or inaccurate in any material respect, and (e) any failure or inability of the Company, Acquisition Corp. or Parent, as the case may be, to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it hereunder. Notwithstanding anything in this Agreement to the contrary, no such notification or investigation by any party shall affect the representations, warranties or covenants of any party or the conditions to the obligations of any party hereunder, nor shall it limit or otherwise affect the remedies available hereunder to the party receiving such notice. The Company shall promptly (but in no event less than five (5) Business Days after becoming aware of such information) notify the Parent and Acquisition Corp. in writing of the termination of, or of the Company’s or any of its Subsidiary’s intention to terminate, any Contract with any Significant Customer.

Section 5.06.	Public Announcements.

        Each of the parties hereto agrees that, promptly following the execution of this Agreement, the Company shall (a) issue a press release (which shall be mutually acceptable in form and substance to the Company and the Parent) announcing the execution of this Agreement and the Transactions (the “Press Release”) and (b) file a current report with the SEC on Form 8-K attaching the Press Release and a copy of this Agreement as exhibits. Thereafter, the parties hereto agree to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Merger and the other Transactions, agree to provide to each other for review a copy of any such press release or statement (other than a press release or public statement with respect to which substantially the same disclosure has previously been the subject of agreement between the parties hereto), and shall not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable Law (including the requirement to file a Schedule 13D or any amendment thereto) or any listing agreement with a securities exchange or Nasdaq; provided that Parent and its shareholders may provide information to their respective direct and indirect investors in the ordinary course of business consistent with past practice.

Section 5.07.	Further Assurances; Reasonable Best Efforts.

        Except as expressly provided in this Agreement, prior to the Effective Time, the parties hereto shall use their reasonable best efforts to take, or cause to be taken, all such actions as may be necessary or appropriate in order to effectuate, as expeditiously as practicable, the Merger and the other Transactions on the terms and subject to the conditions set forth in this Agreement. Without limiting the foregoing, the Company will use reasonable best efforts to take, and will cause each of its Subsidiaries to use reasonable best efforts to take, all actions necessary (i) to comply promptly with all legal requirements which may be imposed on the Company or any of its Subsidiaries with respect to the Merger, (ii) to cooperate promptly with and furnish information to Acquisition Corp. and Parent in connection with any such requirements imposed upon Acquisition Corp. or Parent in connection with the Merger, and (iii) to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Authority, or other third party, required to be obtained or made by the Company or any of its Subsidiaries in connection with this Agreement, the Merger and the other Transactions or to permit the Company and its Subsidiaries to operate its business and assets on the same terms and conditions after the Closing as prior to the Effective Time.

Section 5.08.	No Solicitation.

        (a)        From and after the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 7, the Company shall not, and shall cause its Subsidiaries and their respective affiliates not to, and shall use its best efforts to cause the Company Representatives not to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiry in connection with or the making of any proposal from any Person that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined in Section 5.08(f)), (ii) enter into, explore, maintain, participate in or continue any discussion or negotiation with any Person (other than Acquisition Corp., Parent or any of the Acquisition Corp. Representatives, as applicable) regarding an Acquisition Proposal, or furnish to any Person (other than Acquisition Corp., Parent or any of the Acquisition Corp. Representatives, as applicable) any non-public information or otherwise assist or participate in, facilitate or encourage, any effort or attempt by any other Person (other than Acquisition Corp., Parent or any of the Acquisition Corp. Representatives, as applicable) to make or effect an Acquisition Proposal, (iii) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal, or (iv) authorize or permit any Company Representative to take any such action; provided, however, that, until the date of the approval of this Agreement by the shareholders of the Company at the Shareholders Meeting, the Company Board, based upon the recommendation of the Special Committee, shall not be prohibited by this Section 5.08 from furnishing information to, or engaging in discussions or negotiations with, any Person that makes an unsolicited bona fide written Acquisition Proposal (which did not result from a breach of this Section 5.08) if (A) the Company Board, based upon the recommendation of the Special Committee, determines in good faith after consultation with independent outside legal counsel, that such action is necessary for the Company Board to comply with its fiduciary duties to the Company’s shareholders under applicable Law, (B) the Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in Section 5.08(g)) and (C) prior to furnishing such information to, or engaging in discussions or negotiations regarding an Acquisition Proposal or the Transactions with, such Person, the Company receives from such Person an executed confidentiality agreement (which agreement shall be provided to Parent for information purposes) with terms no less favorable to the Company than those contained in the Confidentiality Agreement.

        (b)        From and after the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 7, if the Company Board is entitled to furnish information to, or engage in discussions or negotiations with, any Person on the terms contemplated in Section 5.08(a), the Company Board may, prior to the approval of this Agreement by the shareholders of the Company at the Shareholders Meeting, terminate this Agreement in respect of any Acquisition Proposal pursuant to the termination provisions set forth in Article 7 hereof if (A) such Acquisition Proposal constitutes a Superior Proposal, (B) the Company has complied with Section 5.08(c), (C) the Company Board, based upon the recommendation of the Special Committee, shall have determined in good faith after consultation with independent outside legal counsel, that such action is necessary for the Company Board to comply with its fiduciary duties to the Company’s shareholders under applicable Law, and (D) the Company has complied with Section 5.02(a) and the Shareholder Approval has not been obtained by reason of the failure to obtain the required vote at the Shareholders Meeting.

        (c)        The Company (i) will promptly (but in any event within two Business Days) notify Parent orally and in writing of the receipt of any Acquisition Proposal or any inquiry by which any Person (other than Parent or Acquisition Corp.) expresses an interest or intention to make an Acquisition Proposal, including any request for non-public information, the terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the Person making such request, Acquisition Proposal or inquiry and (ii) will keep Parent fully informed of the status and details (including amendments and proposed amendments) of any such request, Acquisition Proposal or inquiry. Prior to taking any of the actions referred to in Section 5.08(a), the Company Board shall promptly (but in any event within two Business Days) notify Parent orally and in writing of any action it proposes to take with respect to such Acquisition Proposal. After taking any such action, the Company Board shall promptly advise Parent orally and in writing of the status of such action as developments arise or as requested by Parent. At least four Business Days (the “Four Day Period”) prior to taking any of the actions referred to in Section 5.08(b), the Company Board shall notify Parent of any such action it proposes to take and during the Four Day Period, the Company Board or the Special Committee, as applicable, shall negotiate in good faith with Parent with respect to any revised proposal to acquire the Common Shares that Parent may make prior to or during the Four Day Period. If, during the Four Day Period, the Parent makes a proposal that either the Company Board or the Special Committee determines in good faith, after consultation with a financial advisor of nationally recognized reputation, is at least as favorable to the shareholders of the Company as the applicable Superior Proposal or obviates the need for a change in the Company Board’s favorable recommendation, as the case may be, then the Company Board shall not take any of the actions referred to in Section 5.08(b) or withdraw, modify or reverse its approval or recommendation of this Agreement and the Merger.

        (d)        Nothing contained in this Agreement shall prevent the Company Board from taking, and disclosing to the Company shareholders, a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to any tender offer; provided, however, that none of the Company, the Company Board or the Special Committee shall, except as permitted by Section 5.08(b), propose to approve or recommend any Acquisition Proposal. Without limiting the foregoing, it is understood and agreed that any violation of the restrictions set forth in the preceding sentence by any Company Representative, whether or not acting on behalf of the Company or any of its Subsidiaries or any of their affiliates, shall be deemed to be a breach of this Section 5.08 by the Company.

        (e)        The Company and each of its Subsidiaries shall immediately cease and cause its affiliates and the Company Representatives to cease any and all existing activities, discussions or negotiations with any parties (other than Acquisition Corp., Parent or any of the Acquisition Corp. Representatives, as applicable) conducted heretofore with respect to any Acquisition Proposal, and shall use its commercially reasonable efforts to cause any such parties in possession of confidential or proprietary information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party or its representatives.

        (f)        For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of 5% or more of the total consolidated assets of the Company or any of its Subsidiaries, in a single transaction or series of transactions, (ii) any direct or indirect acquisition or purchase of 5% or more of any class of equity securities of the Company or any of its Subsidiaries, in a single transaction or series of transactions (including through a merger, consolidation, share exchange, business combination or other similar transaction), (iii) any tender offer or exchange offer (including a self-tender offer) that if consummated would result in any person beneficially owning 5% or more of any class of equity securities of the Company or any of its Subsidiaries, (iv) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, reclassification, liquidation or dissolution or other similar transaction involving the Company or any of its Subsidiaries or (v) any public announcement of an agreement, proposal, plan or intention to do any of the foregoing, other than the transactions contemplated by this Agreement.

        (g)        For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written Acquisition Proposal described in clauses (i), (ii), (iii) or (iv) of the definition thereof (provided, that for the purposes of this definition, the applicable percentages in clauses (i), (ii) and (iii) of the definition of Acquisition Proposal shall be 50% as opposed to 5%) by a Person (i) on terms that the Company Board has determined in good faith, after consultation with the Company’s financial advisors and legal advisors, is more favorable from a financial point of view to the Company’s shareholders than the Merger (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Acquisition Proposal), and (ii) that the Company Board, based upon the recommendation of the Special Committee, has determined in good faith, after consultation with its outside legal advisors, to accept such Acquisition Proposal in order for the Company Board to comply with its fiduciary duties to the Company’s shareholders under applicable Law, taking into account for this purpose, all financial, regulatory, legal and other aspects of such proposal (including, without limitation, the ready availability of cash on hand and/or commitments for the same, in each case as applicable) required to consummate any such Acquisition Proposal and any health regulatory and antitrust or competition Law approvals or non-objections and the proposed timing of the consummation of such Acquisition Proposal.

Section 5.09.	Third Party Standstill Agreements.

        From the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 7 or the Effective Time, the Company shall not terminate, amend, modify or waive any material provision of any confidentiality or standstill agreement to which the

Company is a party (other than involving Parent or its Affiliates), if any. During such period, the Company agrees to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements, including but not limited to, seeking injunctions to prevent any breaches of such agreements to enforce specifically the terms and provisions thereof in a court in the United States or any state thereof having jurisdiction.

Section 5.10.	SEC Reports.

        From the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article 7 or the Effective Time, the Company shall use its best efforts to file on a timely basis all SEC Reports required to be filed by it with the SEC under the Exchange Act, the Securities Act and the published rules and regulations of the SEC under either of the foregoing applicable to such SEC Reports, which SEC Reports shall comply in all material respects with the requirements of the Exchange Act, the Securities Act and the published rules and regulations of the SEC thereunder, each as applicable to such SEC Reports.

Section 5.11.	Delisting.

        Each of the parties hereto agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary (i) to delist the Common Shares from Nasdaq and (ii) to terminate the registration of the Common Shares under the Exchange Act; provided that such delisting and termination shall not be effective until, or as promptly as practical after, the Effective Time.

Section 5.12.	Financing.

        (a)        Acquisition Corp. and Parent have delivered to the Company a true and correct copy of a financing commitment in respect of the transactions contemplated hereby (the “Debt Commitment”). Acquisition Corp. and Parent shall use their commercially reasonable best efforts to comply with all covenants and to satisfy all conditions to funding of the financing under the Debt Commitment (the “Financing”) which are within the control of Acquisition Corp. or Parent. Acquisition Corp. and Parent shall not, without the prior written consent of the Company, which shall not be unreasonably withheld, amend, modify or supplement any terms or provisions of the Debt Commitment in a manner that would be reasonably expected to materially adversely affect Acquisition Corp.‘s and/or Parent’s ability to consummate the transaction contemplated by such Debt Commitment.

        (b)        The Company shall use reasonable best efforts to cooperate in connection with the arrangement of the Financing including, without limitation, (i) permitting Parent’s financing sources and their officers and authorized representatives, after reasonable notice to the Chief Executive Officer or Chief Financial Officer of the Company during normal business hours, to inspect the records and premises of the Company and its Subsidiaries, and to consult with their respective officers, employees, attorneys, and agents with respect to such financial and operating data and other information with respect to the Company or its Subsidiaries that such financing sources reasonably request, (ii) making Company Representatives reasonably available to such financing sources in connection with such Financing to reasonably participate in due diligence sessions, and (iii) using reasonable best efforts to engage the current outside legal counsel for the Company and its Subsidiaries to deliver a legal opinion at the closing of the

Financing with respect to such matters concerning the Company and its Subsidiaries as are customary and appropriate for such transactions, which legal opinion shall be reasonably satisfactory to Parent’s and/or Acquisition Corp.‘s financing sources and shall be legally and factually supported and consistent with professional standards.

Section 5.13.	Litigation.

        Each of the parties hereto shall give the others the reasonable opportunity to participate in the defense of any shareholder litigation against the Company, Parent or Acquisition Corp., as applicable, and their respective directors relating to the Transactions. The Company agrees that, until termination of this Agreement pursuant to Article 7, it will not, and will not permit any of its Subsidiaries to, settle or compromise (a) any litigation against the Company or any of its directors by any shareholder of the Company relating to this Agreement or the Merger, without the prior written consent of Parent (which will not be unreasonably conditioned, withheld or delayed) or (b) any other pending or threatened suit, action, claim or litigation, except with respect to the settlement or compromise of any such matter which does not involve equitable or injunctive relief and does not obligate the Company and its Subsidiaries to make aggregate cash payments exceeding $25,000 individually or $50,000 in the aggregate, except as set forth in Section 5.13 of the Company Disclosure Schedule. The Company will not cooperate with any third party which has sought or may hereafter seek to restrain or prohibit or otherwise oppose the Merger and will cooperate with Parent to resist any such effort to restrain or prohibit or otherwise oppose the Merger.

Section 5.14.	Conveyance Taxes.

        Acquisition Corp. and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees or any similar Taxes which become payable by the Company or any of its Subsidiaries in connection with the Transactions that are required or permitted to be filed on or before the Effective Time.

Section 5.15.	State Takeover Laws.

        If any “fair price,” “moratorium,” “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company Board shall grant such approvals (including, without limitation, the approval of the business combination or transaction which has resulted, or which will result, in the Parent or the Acquisition Corp. becoming an “interested stockholder” under Section 203 of the DGCL) and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. The Company shall, upon the request of Parent, take all reasonable steps to assist in any challenge by Parent to the validity or applicability to the Transactions, including the Merger, of any state takeover law.

Section 5.16.	Monthly Financial Statements.

        Section 5.17. Until the Closing Date, (x) after the end of each fiscal year or fiscal quarter, the Company shall prepare consolidated financial statements as required to be prepared and filed in connection with the applicable Future SEC Reports, and (y) except with respect to any months for which quarterly or yearly financial statements are prepared, the Company shall cause each of its Subsidiaries to, prepare in the ordinary course of business consistent with past practice, and deliver to Parent promptly upon completion, but in any event no later than forty-five (45) days after the end of the applicable fiscal month, unaudited consolidating statements of operations for such month for each Subsidiary of the Company with respect to which financial statements are regularly prepared for each fiscal month ending after July 31, 2006 and for the portion of the year then ended (the “Monthly Financial Statements”). The Monthly Financial Statements shall be consistent with the books and records of the Company and its Subsidiaries, and fairly present in all material respects, the unconsolidated results of operations of the Company and each of its Subsidiaries for the respective periods then ended, as applicable, subject to (i) the absence of footnotes and schedules and (ii) normal quarterly adjustments consistent with prior practices.

Section 5.18.	Directors' and Officers' Indemnification Insurance.

        (a)        Parent shall cause the Surviving Corporation to maintain in effect in its certificate of incorporation and bylaws for a period of six (6) years after the Closing Date, the current provisions regarding elimination of liability of directors and indemnification of, and advancement of expenses to, the officers and directors of the Corporation and its Subsidiaries (both present (as of the Closing) and former).

        (b)        Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by the Company or any Subsidiary or the Company set forth in Section 5.17(b) of the Company Disclosure Schedule. The Parent shall cause the Surviving Corporation to obtain and fully pay (up to a maximum cost of 200% of the current annual premium paid by the Company for its existing coverage for directors’ and officers’ liability insurance in the aggregate (the “Maximum Amount”)) for “tail” insurance policies (which shall provide for the Side A, B and C coverage for Indemnified Directors and Officers where the existing policies also include coverage for the Company) with a claims period of at least five (5) years from the Closing Date, in each case from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to all such coverage in an amount and scope at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing Date. Notwithstanding the foregoing, after the Closing Date, if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Company or the Surviving Corporation shall maintain or procure, for such five (5) year period (as appropriate) the most advantageous policy of insurance for the Indemnified Directors and Officers obtainable for an annual premium equal to the Maximum Amount.

ARTICLE VI.

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01.	Conditions to the Obligations of Each Party.

        The respective obligations of the Company, Parent and Acquisition Corp. to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

        (a)       Common Shareholder Approval. The Company shall have obtained the Shareholder Approval at the Shareholders Meeting in accordance with the DGCL, the Company’s Certificate of Incorporation and its Bylaws.

        (b)       No Orders and Injunctions. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule or regulation or executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent (collectively, “Order”), that is then in effect and has the effect of preventing or prohibiting consummation of the Merger or otherwise imposing material limitations on the ability of Acquisition Corp. and Parent effectively to acquire or hold the business of the Company and its Subsidiaries; provided, however, that each of the parties hereto shall use their commercially reasonable efforts to have any such Order vacated.

        (c)       HSR Act. Any waiting period (and any extension thereof) under the HSR Act shall have expired or terminated.

Section 6.02.	Conditions to Obligations of Acquisition Corp. and Parent.

        The obligations of each of Acquisition Corp. and Parent to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following additional conditions, unless waived by Parent, acting under the direction of its board of directors, in writing prior to the Effective Time:

        (a)       Representations and Warranties. The representations and warranties of the Company, including the representations and warranties contained in Article 3 hereof, that are subject to materiality and Company Material Adverse Effect qualifications shall be true and correct in all respects at and as of the Closing and the representations and warranties of the Company, including the representations and warranties contained in Article 3 hereof, that are not subject to materiality or Company Material Adverse Effect qualifications shall be true and correct in all material respects at and as of the Closing, in each case as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (without taking into account any disclosures made by the Company pursuant to Section 5.05 above), except for representations and warranties that speak as of a specific date or time other than the Closing Date, which shall be true and correct as of such date and time.

        (b)       Covenants and Agreements. The Company shall have, in all material respects, performed all obligations and complied with all agreements and covenants required to be performed by it or complied with by it under this Agreement at or prior to the Effective Time.

        (c)       Consents. All of the consents, approvals, permits of, authorizations from, notifications to and filings with Governmental Authorities and third parties set forth or required to be set forth on Sections 3.06(a) and 3.06(b) of the Company Disclosure Schedule or otherwise required by any Law or Healthcare Law shall have been obtained, on terms and conditions reasonably satisfactory to Acquisition Corp. and Parent, and all notifications required to be given to any Governmental Authorities and third parties with respect to any Material Contracts shall have been made.

        (d)       No Company Material Adverse Effect. Since July 31, 2006, no effect, event or change shall have occurred which has had, or could reasonably be expected to have, a Company Material Adverse Effect.

        (e)       No Litigation. There shall not be pending any suit, action or proceeding brought by any Governmental Authority (i) seeking to prohibit the consummation of the Merger or any of the other Transactions, (ii) seeking to prohibit or limit the ownership or operation by the Company or any of its Subsidiaries of any material portion of the business or assets of the Company or any of its Subsidiaries, to dispose of or hold separate any material portion of the business or assets of the Company or any of its Subsidiaries, as a result of the Merger or any of the other Transactions or (iii) seeking to impose limitations on the ability of Parent, Acquisition Corp. or any of their respective affiliates, to acquire or hold, or exercise full rights of ownership of, any Common Shares, including, without limitation, the right to vote Common Shares on all matters properly presented to the shareholders of the Company, in each case, which could reasonably be expected to result in a Company Material Adverse Effect or Acquisition Corp. Material Adverse Effect.

        (f)       Funding of Financing. The proceeds of the Financing contemplated by the Debt Commitment shall have been received by Acquisition Corp. or Parent.

        (g)       Legal Opinion. Parent and Acquisition Corp. shall have received the written opinion of Troutman Sanders LLP, counsel to the Company, which shall be in form and substance reasonably satisfactory to the Parent, as well as a memorandum(s) containing such other matters as may be reasonably requested by the Parent.

        (h)       EBITDA. Parent and Acquisition Corp. shall have received a calculation of EBITDA of the Company certified by the Company’s Chief Financial Officer, reflecting that the EBITDA of the Company for the EBITDA Period shall be equal to or greater than $7,900,000. The calculation of EBITDA of the Company shall be delivered together with supporting work papers. If the Company and Parent cannot agree on such calculation within five (5) Business Days of delivery of such calculation, the EBITDA of the Company shall be determined by KPMG LLP in accordance with Section 8.10(e) of this Agreement.

        (i)       Dissenting Shareholders. Holders owning no more than seven and one-half percent (7 1/2%) of the outstanding Common Shares shall have perfected and not withdrawn a demand for appraisal rights pursuant to the DGCL.

        (j)       Employment Agreements. Parent shall have received evidence in form and substance satisfactory to it that neither of the following Employment Agreements shall have been amended or modified in any respect: (i) the Employment Agreement, dated as of the date hereof, by and between the Company and Steven Fialkow; or (ii) the Employment Agreement, dated as of the date hereof, by and between the Company and Robert Heller.

        (k)       Consulting Agreement. Parent shall have received evidence in form and substance satisfactory to it that the Consulting Agreement, dated as of the date hereof, by and between the Company and Frederick Fialkow shall not have been amended or modified in any respect.

        (l)       Contribution Agreement. Frederick Fialkow, the Company, the Parent and Acquisition Corp. shall have entered into the Contribution Agreement in the form attached hereto as Exhibit G (the “Contribution Agreement”).

        (m)       Acknowledgment of Holders of Options. The Company shall have delivered to Parent or Acquisition Corp. a certified copy of each executed written acknowledgment described in Section 2.02(c) hereof from each holder of an Option.

        (n)       Voting Agreement. Each of the Principal Shareholders shall have performed in all material respects all of their obligations under the Voting Agreement.

        (o)       Lease. Health Acquisition Corp., d/b/a Allen Health Care Services, shall have entered into the Lease with 175-20 Hillside Avenue Associates in the form attached hereto as Exhibit H, effective as of the Closing.

        (p)       Healthcare Matters. There shall not have occurred or be pending any action or investigation by any Governmental Authority (or any event which reasonably could give rise to such an action or investigation) that (1) has materially impaired or reasonably could be expected to materially impair (a) the Company’s coverage or reimbursement status relative to any category of services provided or rendered by the Company or any of its Subsidiaries under any Healthcare Program, (b)  the Company’s right to reimbursement by any payer of health benefits, whether under a federal or state program or otherwise, (c) the Company’s accreditation status with any Accreditation Agencies, or (2) has resulted or reasonably could be expected to result in a penalty or adjudication that is materially adverse to the Company.

        (q)       Document Deliveries at Closing. At the Closing, the Company shall execute and/or deliver to the Parent and Acquisition Corp. the following documents:

                    (i)            An Officers’ Certificate, duly executed by the Company’s Chief Executive Officer and Chief Financial Officer and dated as of the Closing Date, stating that the conditions to Closing set forth in Section 6.01 and Section 6.02 above have been satisfied;

                    (ii)           Certified copies of (i) the resolutions duly adopted by the Company Board authorizing the execution, delivery and performance of this Agreement and the Transactions, (ii) the resolutions duly adopted by the Company’s shareholders adopting this Agreement and (iii) the Certificate of Incorporation and the Bylaws of the Company as then in effect immediately prior to the Effective Time;

                    (iii)          A certificate, dated the Closing Date, duly executed by the Secretary of the Company certifying as to the incumbency, authority and specimen signature of each officer of the Company executing this Agreement or any other document or instrument contemplated hereby;

                    (iv)          A certificate of the valid existence, good standing and franchise tax status as a domestic corporation or business organization of the Company and each of its Subsidiaries in their respective states of organization or formation as of a date no more than five (5) days prior to the Closing Date;

                    (v)           Evidence of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; and

                    (vi)          Evidence in form and substance reasonably satisfactory to Parent that all of the consents, approvals, permits, authorizations, notifications and filings contemplated in Section 6.01(c) and Section 6.02(c) hereof shall have been obtained or made.

Section 6.03.	Conditions to Obligation of the Company.

        The obligations of the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following additional conditions, unless waived by the Company in writing prior to the Effective Time:

        (a)       Representations and Warranties. The representations and warranties in Article 4 hereof that are subject to materiality and Acquisition Corp. Material Adverse Effect qualifications shall be true and correct in all respects at and as of the Closing and the representations and warranties contained in Article 4 hereof that are not subject to materiality or Acquisition Corp. Material Adverse Effect qualifications shall be true and correct in all material respects at and as of the Closing, in each case as though then made and as though the Closing Date was substituted for the date of this Agreement throughout such representations and warranties (without taking into account any disclosures made by the Company pursuant to Section 5.05 above), except for representations and warranties that speak as of a specific date or time other than the Closing Date, which shall be true and correct as of such date and time.

        (b)       Covenants and Agreements. Each of Acquisition Corp. and Parent shall have, in all material respects, performed all obligations and complied with all agreements and covenants required to be performed by them or complied with by them under this agreement at or prior to the Effective Time.

        (c)       Consents. All of the consents, approvals, permits of, authorizations from, notifications to and filings with Governmental Authorities required under applicable Healthcare Laws shall have been obtained.

        (d)       No Litigation. There shall not be pending any suit, action or proceeding brought by any Governmental Authority seeking to prohibit the consummation of the Merger or any of the other Transactions which could reasonably be expected to result in a Company Material Adverse Effect or Acquisition Corp. Material Adverse Effect.

        (e)       Document Deliveries at Closing. At the Closing, the Parent and Acquisition Corp. shall execute and/or deliver to the Company the following documents:

                    (i)            An Officers’ Certificate to the Company, duly executed by their respective Chief Executive Officers and Chief Financial Officers and dated as of the Closing Date, stating that the conditions to Closing set forth in Section 6.03 above have been satisfied;

                    (ii)           Certified copies of (i) the resolutions duly adopted by each of Acquisition Corp.‘s and Parent’s boards of directors authorizing the execution, delivery and performance of this Agreement and the Transactions, (ii) the resolutions duly adopted by Acquisition Corp.‘s shareholders approving this Agreement and the Transactions and (iii) the charter and bylaws of each of Parent and Acquisition Corp. as then in effect immediately prior to the Effective Time;

                    (iii)          Certificates, dated the Closing Date, duly executed by the respective Secretaries of the Parent and the Acquisition Corp. certifying as to the incumbency, authority and specimen signature of each officer of the Parent and Acquisition Corp., as the case may be, executing this Agreement or any other document or instrument contemplated hereby;

                    (iv)          A certificate of the valid existence, good standing and franchise tax status as a domestic corporation or business organization of the Parent and Acquisition Corp. in their respective states of organization or formation as of a date no more than five (5) days prior to the Closing Date; and

                    (v)           Evidence in form and substance reasonably satisfactory to Company that all of the consents, approvals, permits, authorizations, notifications and filings contemplated in Section 6.01(c) and Section 6.03(c) hereof shall have been obtained or made.

ARTICLE VII.

TERMINATION

Section 7.01.	Termination by Mutual Consent.

        This Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the shareholders of the Company, by the mutual written consent of the Company, acting under the direction of the Company Board, and Parent and Acquisition Corp., acting under the direction of their respective boards of directors.

Section 7.02.	Termination by Acquisition Corp., Parent or the Company.

        This Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the shareholders of the Company, by either Acquisition Corp. and Parent, on the one hand, by action of their respective boards of directors, or the Company, on the other hand, by action of the Company Board, if:

        (a)        any Governmental Authority shall have issued an Order (which has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, the Common Shares pursuant to the Merger and such Order shall have become final and nonappealable;

        (b)        the Merger shall not have been consummated on or before September 1, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.02(b) shall not be available to any party whose failure to perform any covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Merger to have been consummated before the Termination Date;

        (c)        there shall be any Law or Order that makes consummation of the Merger illegal or otherwise prohibited; or

        (d)        the Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Shareholders Meeting or at any adjournment or postponement thereof or by written consent; provided, that such right to terminate is not available to the Company if the failure to obtain the required vote or consent shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement.

Section 7.03.	Termination by Acquisition Corp. and Parent.

        This Agreement may be terminated and the Merger and other Transactions may be abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the shareholders of the Company, by action of the board of directors of Acquisition Corp. and the board of directors of Parent if:

        (a)        any of the conditions set forth in Section 6.01 or Section 6.02 are incapable of being satisfied (and such failure is not waived in writing by the Parent or Acquisition Corp.), or the Company shall have breached in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement (a “Terminating Company Breach”) and such Terminating Company Breach (A) would give rise to the failure of a condition set forth in Section 6.02 and (B) if curable, has not been cured within ten (10) Business Days after notice thereof is received by the Company (provided that the Company shall not be entitled to any cure period for any breach of Section 5.08 hereof); provided that Parent and Acquisition Corp. shall have no right to terminate this Agreement pursuant to this Section 7.03(a) if there is an uncured Terminating Acquisition Corp. Breach (as defined below) at the time of the Terminating Company Breach; or

        (b)        (i) the Company Board or the Special Committee withdraws, modifies or changes in a manner adverse to Acquisition Corp. and Parent its approval and favorable recommendation of this Agreement and the Merger, (ii) the Company Board or the Special Committee shall have approved or recommended to the shareholders of the Company, taken no position with respect to, failed to promptly (and in no event more than five (5) Business Days following receipt thereof) take a position or failed to promptly (and in no more than five (5) Business Days following receipt thereof) recommend against acceptance of, any Acquisition Proposal, (iii) the Company fails to call the Shareholders Meeting or fails to mail the Proxy Statement within fifteen (15) days after being cleared by the SEC or fails to include in such statement the favorable recommendation referred to above or (iv) the Company, the Company Board or the Special Committee resolves to do any of the foregoing; provided, however, that actions taken by the Company Board solely in accordance with the proviso to Section 5.08(a) or Section 5.08(d) shall not be deemed to be a withdrawal or modification of its approval or recommendation of this Agreement and the Merger.

Section 7.04.	Termination by the Company.

        This Agreement may be terminated by the Company acting under the direction of the Company Board, and the Merger and other Transactions may be abandoned if:

        (a)        any of the conditions set forth in Section 6.01 or Section 6.03 are incapable of being satisfied (and such failure is not waived in writing by the Company), or Acquisition Corp. or Parent shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements set forth in this Agreement (a “Terminating Acquisition Corp. Breach”) and such Terminating Acquisition Corp. Breach (A) would give rise to the failure of a condition set forth in Section 6.03 and (B) if curable, is not cured within ten (10) Business Days after written notice thereof is received by Acquisition Corp. and Parent; provided that the Company shall have no right to terminate this Agreement pursuant to this Section 7.04(a) if there is an uncured Terminating Company Breach at the time of the Terminating Acquisition Corp. Breach; or

        (b)        each of the following have occurred: (A) the Company has complied in all respects with its covenants under this Agreement, including Section 5.02 and Section 5.08 above, and (B) an Acquisition Proposal constitutes a Superior Proposal.

Section 7.05.	Effect of Termination.

        In the event of the termination of this Agreement and abandonment of the Merger and other Transactions pursuant to Sections 7.01, 7.02, 7.03 or 7.04 of this Article 7, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any party or its officers, directors, shareholders, affiliates and agents, other than the provisions of the last sentence of Section 5.04, the provisions of this Section 7.05, and the provisions of Article 8. Nothing contained in this Section 7.05 shall relieve any party hereto from liability for any breach of this Agreement.

ARTICLE VIII.

MISCELLANEOUS

Section 8.01.	Payment of Fees and Expenses.

        (a)        Except as otherwise specified in this Agreement, each of the parties hereto shall bear their own Expenses (as defined below) incurred by or on behalf of such party in preparing for, entering into and carrying out this Agreement and the consummation of the Merger, the Financing and the Transactions; provided, that the Parent and Acquisition Corp., on the one hand, and the Company, on the other hand, shall each pay 50% of the fees and expenses incurred in obtaining the consents, approvals, permits or authorizations required to be obtained prior to the Effective Time from Governmental Authorities under the HSR Act. “Expenses” as used in this Agreement shall include all out-of-pocket expenses (including, without limitation, all fees and expenses of outside counsel, investment bankers, banks, other financial institutions, accountants, financial printers, experts and consultants to a party hereto) incurred by a party or on its behalf in connection with or related to the investigation, due diligence examination, authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions and the financing thereof and all other matters contemplated by this Agreement and the closing thereof, together with any out-of-pocket costs and expenses incurred by any party in enforcing any of its rights set forth in this Agreement, whether pursuant to litigation or otherwise.

        (b)        If this Agreement is terminated pursuant to Section 7.03(b) or 7.04(b), or as a result of an intentional breach by the Company of any of its covenants or other agreements hereunder, then immediately following such termination, the Company shall pay Parent and Acquisition Corp. the Company Break Up Fee (as defined below) plus the lesser of (x) the aggregate amount of Parent’s and Acquisition Corp.‘s Expenses and (y) $1,250,000. For purposes of this Agreement, “Company Break Up Fee” means cash in immediately available funds in an amount equal to $2,300,000.

        (c)        All amounts payable by under this Section 8.01 shall be paid in cash and in immediately available funds to such account as Parent or Acquisition Corp. may designate in writing to the other party.

        (d)        The parties agree that the agreements contained in this Section 8.01 and the amounts payable as provided in this Section 8.01 are an integral part of the Transactions, that such amounts represent the damages that the party receiving such payment will incur if the conditions giving rise to such payments occur and that such payments constitute liquidated damages and not a penalty.

Section 8.02.	No Survival of Representations, Warranties, Covenants and Agreements.

        None of the representations, warranties, covenants and agreements made in this Agreement shall survive beyond the Effective Time except for the agreements set forth in Article 1 and Article 2, Section 5.06, Section 5.07, Section 5.11, Section 5.13 and Article 8 shall survive the Effective Time, and those set forth in the last sentence of Section 5.04, Section 7.05, and Article 8 shall survive termination.

Section 8.03.	Modification or Amendment.

        This Agreement may be amended by the parties hereto at any time before or after approval of this Agreement by the shareholders of the Company; provided, however, that after any such approval, there shall not be made any amendment that by law requires the further approval by such shareholders without such further approval. Without limiting the foregoing, this Agreement may not be amended or modified except by an instrument in writing signed by the parties hereto.

Section 8.04.	Entire Agreement; Assignment; Termination of Confidentiality Agreement.

        This Agreement (including the documents and the instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party (except that each of Parent and Acquisition Corp. may assign its rights, interests and obligations to any of their respective affiliates or direct or indirect Subsidiaries or to any lender without the consent of the Company). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. At the Effective Time, the Confidentiality Agreement shall terminate and be of no further force and effect.

Section 8.05.	Validity.

        The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

Section 8.06.	Notices.

        All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered personally, or by facsimile upon electronic confirmation of receipt, or if mailed by overnight courier service guaranteeing next day delivery, one day after mailing, or if mailed in any other way, then upon receipt, as follows:

If to Parent or Acquisition Corp.: c/o AG Special Situation Corporation 245 Park Avenue New York, NY 10167 Attention: Josh Brain Telecopy: (212) 867-5436

with a copy to:

Dechert LLP 30 Rockefeller Plaza New York, NY 10112-2200 Attention: Charles Weissman, Esq. Richard Goldberg, Esq. Telecopy: (212) 698-3599

If to the Company: National Home Health Care Corp. 700 White Plains Road Scarsdale, NY 10583 Attention: Chief Executive Officer Telecopy: (914) 722-9239

with a copy to:

Troutman Sanders LLP 405 Lexington Avenue New York, NY 10174 Attention: Charles P. Greenman, Esq. Michael J. Shef, Esq. Telecopy: (212) 704-5960 (212) 704-5974

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above; provided that notice of any change of address shall be effective only upon receipt thereof.

Section 8.07.	Governing Law.

        This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 8.08.	Descriptive Headings.

        The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.09.	Counterparts.

        This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement, and any one of which may be delivered by facsimile or by electronic mail in “portable document format”.

Section 8.10.	Certain Definitions.

        As used in this Agreement:

        (a)        the term “affiliate,” as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise;

        (b)        the term “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, New York;

        (c)        the term “Certificate of Incorporation” shall have the meaning ascribed in the DGCL;

        (d)        the term “Contract” shall mean any contract, instrument, permit, concession, franchise, license, loan or credit agreement, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement, whether oral or written, applicable to the Person or any Subsidiary of the Person or any of their respective properties or assets to whom the term is being applied;

        (e)        the term “EBITDA of the Company” means, for the Company and its Subsidiaries for any period, the consolidated net income of the Company and its Subsidiaries for such period taken as a single accounting period, plus (a) the sum of the following amounts of the Company and its Subsidiaries for such period determined in conformity with GAAP to the extent included in the determination of such net income (without duplication): (i) depreciation expense, (ii) amortization expense, (iii) interest expense, (iv) income tax expense, (v) extraordinary losses and (vi) non-recurring write-offs or expenditures (including for such purpose the expenditures for Frederick Fialkow and the expenses for operating as a public company calculated in a manner consistent with the Adjustments to Home Office Expenses attached for illustrative purposes as Exhibit I (the “Home Office Adjustments”)) less (b) the sum of the following amounts of the Company for such period determined in conformity with GAAP to the extent included in the determination of such net income (without duplication): (i) extraordinary gains and nonoperating gains and (ii) interest income; provided, however, that the calculation of the EBITDA of the Company shall not include any effects (including items of revenue, gain, expense or loss) attributable to or arising out of any Approved Acquisition. For the avoidance of doubt, the calculation of the EBITDA of the Company for the EBITDA Period shall be calculated in a manner consistent with the adjustments to EBITDA of the Company identified in the Quality of Earnings report of KPMG LLP attached hereto as Exhibit J (the “KPMG Calculation”), it being understood that there may be adjustments which are not identified on the KPMG Calculation for items which arise during the EBITDA Period and which did not arise during the periods covered by the KPMG Calculation. KPMG LLP shall have the reasonable discretion to make adjustments to EBITDA of the Company for the EBITDA Period, whether positive or negative, so long as they are consistent with the principles established by the KPMG Calculation. For the avoidance of doubt, KPMG LLP shall analyze the annual bad debt provisions identified in Exhibit J under various captions (e.g. “General accounts receivable reserve”, “Allowance for bad debts”, “Annual bad debt expense”, “Provision for bad debts” or “Bad debt”) and may propose adjustments to the annual bad debt provisions, in its reasonable discretion (consistent with the principles established by the KPMG Calculation), based upon facts and circumstances that exist at the date of determination, which shall be binding on the parties;

        (f)        the term “EBITDA Period” means the four consecutive fiscal quarters of the Company ending on the later of April 30, 2007 or the fiscal quarter immediately preceding the day on which all of the conditions set forth in Article 6 (other than in Section 6.02(h)) shall have been satisfied;

        (g)        the term “knowledge,” of any Person which is not an individual means the actual knowledge, after due inquiry, of such Person’s officers, directors and management level employees;

        (h)        the term “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or its Subsidiaries;

        (i)        the term “Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or its Subsidiaries thereunder;

        (j)        the term “Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, security and surveillance systems, wiring and cable installations for telecommunications, computer or other applications, utility installations, water distribution systems, and landscaping (each of the foregoing to the extent owned by the Company or its Subsidiaries), together with all easements and other rights and interests appurtenant thereto (including, without limitation, air, oil, gas, mineral and water rights) owned by the Company and its Subsidiaries;

        (k)        the term “Person” or “person” shall include individuals, corporations, partnerships, limited liability companies, trusts, other entities and groups (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act); and

        (l)        the term “Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the capital stock or other equity or beneficial interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such legal entity.

Section 8.11.	Specific Performance.

        The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.12.	Extension; Waiver.

        At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso in Section 8.03, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.13.	Third-Party Beneficiaries.

        This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies.

Section 8.14.	Company Disclosure Schedule.

        Any disclosure made with reference to one or more sections of the Company Disclosure Schedule shall be deemed disclosed only with respect to such section.

Section 8.15.	Severability.

        If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, unless the effects of such invalidity, illegality or unenforceability would prevent the parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.16.	Submission to Jurisdiction; Waiver of Jury Trial.

        Each of the parties hereto submits to the exclusive jurisdiction of the United States District Court for the District of Delaware in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each of the parties hereto also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. Any party hereto may make service on any other party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 8.06 above. Nothing in this Section 8.16, however, shall affect the right of any party to serve legal process in any other manner permitted by law or at equity. Each party hereto agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTY IN RESPECT OF ITS, HIS OR HER OBLIGATIONS HEREUNDER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

*     *     *     *     *     *

        IN WITNESS WHEREOF, each of the parties has caused this Agreement and Plan of Merger to be executed on its behalf by its respective officer thereunto duly authorized, all as of the day and year first above written.

NATIONAL HOME HEALTH CARE CORP.

By: /s/ Steven Fialkow Name: Steven Fialkow Title: President

AG HOME HEALTH ACQUISITION CORP.

By: /s/ David Roberts Name: David Roberts Title:

AG HOME HEALTH LLC

By: /s/ David Roberts Name: David Roberts Title: